Exhibit 99.1

HESAI

Hesai Group
禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2525



2026
INTERIM REPORT

* For identification purpose only

CONTENTS



Corporate Information

BOARD OF DIRECTORS

Executive Directors

Dr. LI Yifan (李一帆)
Dr. SUN Kai (孫愷)
Mr. XIANG Shaoqing (向少卿)
Ms. YANG Cailian (楊彩蓮)

Independent Non-executive Directors

Ms. ZHANG Yi (張懌)
Mr. REN Jia (任佳)
Dr. WANG Hui (王慧)

AUDIT COMMITTEE

Ms. ZHANG Yi (張懌) *(Chairperson)*
Mr. REN Jia (任佳)
Dr. WANG Hui (王慧)

COMPENSATION COMMITTEE

Ms. ZHANG Yi (張懌) *(Chairperson)*
Dr. WANG Hui (王慧)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Ms. ZHANG Yi (張懌) *(Chairperson)*
Mr. REN Jia (任佳)
Dr. WANG Hui (王慧)

JOINT COMPANY SECRETARIES

Ms. YANG Cailian (楊彩蓮)
Ms. Nelly AU-YEUNG (歐陽麗妮)

AUTHORISED REPRESENTATIVES

Dr. LI Yifan (李一帆)
Ms. Nelly AU-YEUNG (歐陽麗妮)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

10th Floor, Building A
No. 658 Zhaohua Road
Changning District, Shanghai 200050
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1922, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

REGISTERED OFFICE IN THE CAYMAN ISLANDS

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

Corporate Information

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

LEGAL ADVISORS TO THE COMPANY

As to Hong Kong and U.S. laws:
Cleary Gottlieb Steen & Hamilton (Hong Kong)
37/F, Hysan Place
500 Hennessy Road
Causeway Bay
Hong Kong

As to PRC laws:
Fangda Partners
24/F, HKRI Centre Two
HKRI Taikoo Hui
288 Shi Men Yi Road
Shanghai, PRC

As to Cayman Islands laws:
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

COMPLIANCE ADVISOR

Silver Nile Global Investments Limited

PRINCIPAL BANK

China Merchants Bank, Shanghai Branch
No. 1088, Lujiazui Ring Road
Pudong New Area, Shanghai
People's Republic of China

STOCK CODE

2525

NASDAQ STOCK TICKER

HSAI

COMPANY'S WEBSITE

www.hesaitech.com

Financial Highlights

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

- **ADAS lidar shipments** were 839,345 units for the six months ended June 30, 2026, representing an increase of 86.7% from 449,651 units for the six months ended June 30, 2025.

- **Robotics lidar shipments** were 260,653 units for the six months ended June 30, 2026, representing an increase of 165.3% from 98,262 units for the six months ended June 30, 2025.

- **Total lidar shipments** were 1,099,998 units for the six months ended June 30, 2026, representing an increase of 100.8% from 547,913 units for the six months ended June 30, 2025.

- **Net revenues** were RMB1,541.4 million (US$227.2 million)[1] for the six months ended June 30, 2026, representing an increase of 25.1% from RMB1,231.7 million for the six months ended June 30, 2025.

- **Gross margin** was 39.7% for the six months ended June 30, 2026, compared with 42.2% for the six months ended June 30, 2025.

- **Loss from operations** was RMB6.4 million (US$0.9 million) for the six months ended June 30, 2026, compared with loss from operations of RMB10.6 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP[2] income from operations was RMB53.8 million (US$7.9 million) for the six months ended June 30, 2026, compared with non-GAAP income from operations of RMB44.8 million for the six months ended June 30, 2025.

- **Net income** was RMB88.9 million (US$13.1 million) for the six months ended June 30, 2026, representing an increase of 234.9% from RMB26.5 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB149.1 million (US$22.0 million) for the six months ended June 30, 2026, representing an increase of 82.1% from RMB81.9 million for the six months ended June 30, 2025.

- **Basic and diluted net income per ordinary share** were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively, for the six months ended June 30, 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively, for the six months ended June 30, 2026.

1 All translations from RMB to USD for the six months ended June 30, 2026 were made at the exchange rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board.

2 See "Use of Non-GAAP Financial Measures" included in this report for further details.

Business Overview and Outlook

MANAGEMENT COMMENTARY

"The second quarter of 2026 marked a defining milestone as Hesai has evolved into a full-stack infrastructure platform for Robotics and Physical AI — empowering them to see, understand, and act," said Dr. Yifan "David" Li, Hesai's Co-Founder and CEO. "We enable Robotics and Physical AI to see: lidar — our powerful and durable cash engine — is evolving from a 'must-have' toward 'better and more' in vehicles, the world's most widely deployed robots. At the same time, demand for the same high-performance, robust, and reliable 3D sensing is rapidly expanding to humanoids and other intelligent machines, driving new orders from Unitree, Robbyant, Galbot, Galaxea, Dexmal, and others. Picasso, our full-color, ultra-sensitive 6D SPAD-SoC, on the other hand, represents a major leap forward in perception technology by enabling a unified 3D understanding of depth, semantics, and how environments evolve over time — delivering true multimodality, which is indispensable for world models and physical AI."

Dr. Li continued, "We enable them to understand: Kosmo, our spatial intelligence platform, transforms the physical world into AI-ready, reusable 3D spatial assets. That gives robots one of the scarcest and most valuable inputs: geometrically accurate, physically grounded digital representations of the physical world, helping bridge the sim-to-real gap and unlock robotics scaling laws. After prototype deliveries in July 2026, we secured orders from a lineup of leading humanoid robotics companies, including Galbot, with initial revenues expected in the third quarter of 2026 as part of SGI. And we enable them to act: high-performance joints represent another of robotics' toughest bottlenecks. Leveraging our deep precision engineering expertise, we re-engineered actuation modules from first principles to deliver precise control, compact size, high force output, and true backdrivability in one design. Our proprietary modules are already showing commercial traction: modules began generating revenues in the second quarter, and Hesai is now supplying robotic actuation modules to Sharpa, a global frontrunner in AI robotics. Our production line is fully operational, with shipments underway for dexterous hands and full-body joints ramping soon. By empowering them to see, understand and act in a closed loop, Hesai is entering an exciting new chapter of growth — building the foundational infrastructure for a future shaped by Robotics and Physical AI."

"Hesai's performance in the first half of 2026 provides strong validation of our next chapter of growth. Our core lidar business continued to deliver profitable scale and strong cash generation, while SGI began translating technological leadership into commercial momentum," said Mr. Andrew Fan, Hesai's CFO. "Net revenues reached RMB1,541 million (US$227 million) for the six months ended June 30, 2026, representing an increase of 25% year-over-year, with ADAS and Robotics lidar shipments growing 87% and 165% year-over-year, respectively. Net income reached RMB89 million (US$13 million) for the six months ended June 30, 2026, up 235% year-over-year despite continued investments in building SGI. The second quarter of 2026 marked our fifth consecutive quarter of GAAP profitability."

Mr. Fan continued, "The first half of 2026 also marked SGI's first revenue contribution, led by strong early commercial traction for our industry-leading robotic actuation modules. Driven by stronger-than-expected commercialization momentum and market demand across SGI, including Kosmo on track to begin contributing revenues in the third quarter of 2026, we are raising our full-year 2026 SGI revenue guidance from RMB100 million to a range of RMB200-300 million. We are particularly encouraged by SGI's growth trajectory and expect the business to reach approximately US$100 million in revenues and achieve breakeven in 2027."

Business Overview and Outlook

RECENT DEVELOPMENTS

- ***Lidar Business Updates:***

  - Expanded JT128 adoption through collaborations with more than 50 embodied AI companies worldwide, including Unitree, Robbyant, Galbot, Galaxea, and Dexmal, reinforcing our leadership in robotics lidar. According to GGII, Hesai ranked No. 1 in the lidar market for humanoid & quadruped robots in China.

  - Captured a 44% share of China's long-range ADAS lidar market in June 2026, twice that of the second player, maintaining the No. 1 position for the 17th consecutive month, according to Gasgoo.

    - **Great Wall Motor:** Secured a new design win for Hesai' s high-end ultra-long-range ETX lidar, with start of production ("**SOP**") expected in late 2026.

    - **Li Auto:** Expanded multi-lidar adoption from the flagship L9 and L8 to the RMB250,000-class L6, supporting configurations of up to four Hesai lidars and accelerating the mainstream adoption of multi-lidar architectures.

    - **GAC Toyota:** Following the bZ3X model, secured another design win for the bZ7 model, further expanding partnerships with Japanese automotive brands.

  - Secured a major global design win with Volkswagen, covering multiple vehicle models under its China joint ventures.

  - Successfully transitioned "Picasso", the full-color, ultra-sensitive 6D SPAD-SoC, from technology development into product integration, with the SoC now SOP-ready. The high-end, ultra-long-range Picasso-equipped ETX is undergoing customer validation and progressing into Request for Information ("**RFI**") and Request for Quotation ("**RFQ**") discussions with leading robotaxi operators and global automakers.

Business Overview and Outlook

- ***Strategic Growth Initiatives (SGI) Updates:***

  - **Kosmo**

    - Kosmo is a spatial intelligence platform integrating an AI spatial camera, AI algorithms, 3D spatial assets, and cloud services into one unified system. By transforming real-world environments into high-fidelity 3D assets that are editable and interactive, Kosmo provides the foundation for next-generation spatial AI applications across robotics, cultural tourism, film & TV production, game development, advertising, and beyond.

    - For robotics, Kosmo's continuously expanding 3D spatial asset library helps bridge the sim-to-real gap, supports robotics scaling laws, and creates a flywheel of hardware adoption, recurring cloud service revenues, and increasing platform value.

    - Delivered initial prototypes in July 2026 and secured orders from a lineup of leading humanoid robotics companies, including Galbot. Engagement with more than 200 prospective partners across industries validates Kosmo's technology leadership and broad market demand, with initial revenues expected in the third quarter of 2026.

  - **Robotic Actuation Modules**

    - Re-engineered from first principles across materials science, structural design, and system integration, Hesai's proprietary robotic actuation modules deliver a unique combination of precise control, compact size, high force output, and true backdrivability. Compared with leading products currently available, they achieve approximately three times both the torque density and the power density in a 37% smaller package, with transmission efficiency above 95%.

    - Supplying robotic actuation modules to Sharpa, a global frontrunner in AI robotics; Sharpa aims to achieve real-world commercial validation of AI robotics through the world's first "zero-retrofit" deployment at a Dairy Queen store in Shanghai in August 2026, with its robots autonomously performing Dairy Queen's signature Blizzard ice-cream workflow — a complex long-horizon task — while demonstrating the potential to generalize across diverse real-world tasks[3].

    - Dedicated robotic actuation module production line is fully operational, delivering over 10,000 units by the end of the second quarter, and expanding from dexterous hands to full-body applications, with robotic actuation module shipments expected to reach six-digit level in 2027.

[3] "World's first" means that, by August 2026, based on the parties' records and a search of reasonably available public information, no earlier publicly launched commercial pilot has been identified in which a general-purpose humanoid robot independently completes a specified ice cream-making process in a real brand store and operates it for consumers. Public commercial pilots do not include laboratory tests, internal validation, or projects that are unpublished or cannot be verified. "Zero retrofitting" and "fully autonomous" refer only to the specified making process under certain predefined conditions; restocking, cleaning, maintenance, safety supervision, and exception handling still require human involvement.

Business Overview and Outlook

BUSINESS OUTLOOK

For the third quarter of 2026, the Company expects net revenues to be between RMB1,100 million (US$162 million) and RMB1,150 million (US$169 million), representing a year-over-year increase of approximately 38% to 45%.

The above outlook is based on current market conditions and reflects the Company's preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Management Discussion and Analysis

Net revenues were RMB1,541.4 million (US$227.2 million) for the six months ended June 30, 2026, representing an increase of 25.1% from RMB1,231.7 million for the six months ended June 30, 2025. Product revenues were RMB1,539.3 million (US$226.9 million) for the six months ended June 30, 2026, representing an increase of 27.2% from RMB1,210.1 million for the six months ended June 30, 2025, primarily due to increased deliveries of both ADAS and Robotics lidar products driven by robust demand, both in China and globally, partially offset by a decrease in average selling prices. Service revenues were RMB2.0 million (US$0.3 million) for the six months ended June 30, 2026, representing a decrease of 90.3% from RMB21.6 million for the six months ended June 30, 2025. The year-over-year decrease was mainly driven by lower revenues from non-recurring engineering services.

Cost of revenues was RMB930.1 million (US$137.1 million) for the six months ended June 30, 2026, representing an increase of 30.6% from RMB712.0 million for the six months ended June 30, 2025.

Gross margin was 39.7% for the six months ended June 30, 2026, compared with 42.2% for the six months ended June 30, 2025, primarily due to a higher revenue contribution from products with relatively lower margins.

Sales and marketing expenses were RMB91.1 million (US$13.4 million) for the six months ended June 30, 2026, representing a decrease of 1.9% from RMB92.9 million for the six months ended June 30, 2025, primarily due to a decrease in payroll expenses of RMB4.0 million (US$0.6 million), partially offset by an increase in marketing expenses of RMB2.2 million (US$0.3 million).

General and administrative expenses were RMB119.7 million (US$17.6 million) for the six months ended June 30, 2026, representing an increase of 1.6% from RMB117.8 million for the six months ended June 30, 2025, primarily due to an increase in payroll expenses of RMB3.2 million (US$0.5 million).

Research and development expenses were RMB435.8 million (US$64.2 million) for the six months ended June 30, 2026, representing an increase of 13.9% from RMB382.5 million for the six months ended June 30, 2025, reflecting our incremental investment in SGI.

Loss from operations was RMB6.4 million (US$0.9 million) for the six months ended June 30, 2026, compared with loss from operations of RMB10.6 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP income from operations was RMB53.8 million (US$7.9 million) for the six months ended June 30, 2026, compared with non-GAAP income from operations of RMB44.8 million for the six months ended June 30, 2025.

Management Discussion and Analysis

Net income was RMB88.9 million (US$13.1 million) for the six months ended June 30, 2026, compared with net income of RMB26.5 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB149.1 million (US$22.0 million) for the six months ended June 30, 2026, representing an increase of 82.1% from RMB81.9 million for the six months ended June 30, 2025.

Net income attributable to ordinary shareholders of the Company was RMB88.9 million (US$13.1 million) for the six months ended June 30, 2026, compared with net income attributable to ordinary shareholders of the Company of RMB26.5 million for the six months ended June 30, 2025. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB149.1 million (US$22.0 million) for the six months ended June 30, 2026, representing an increase of 82.1% from RMB81.9 million for the six months ended June 30, 2025.

Basic and diluted net income per ordinary share were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively, for the six months ended June 30, 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively, for the six months ended June 30, 2026.

Cash reserve[4] was RMB7,050.6 million (US$1,039.1 million) as of June 30, 2026, compared with RMB7,511.0 million as of December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

We had cash reserve of RMB7,050.6 million as of June 30, 2026, compared to RMB7,511.0 million as of December 31, 2025.

Net cash used in operating activities was RMB102.6 million for the six months ended June 30, 2026, compared with net cash used in operating activities of RMB265.4 million for the six months ended June 30, 2025.

Significant Investments

The Group's investments with value of 5% or more of our total assets are considered as significant investments. We did not make or hold any significant investments during the six months ended June 30, 2026.

4 Cash reserve represents cash and cash equivalents, restricted cash, short-term investments (exclude stock investment) and long-term time deposits.

Management Discussion and Analysis

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the six months ended June 30, 2026.

PLEDGE OF ASSETS

As at June 30, 2026, land-use rights and constructions with a total book value of RMB360.6 million were pledged to secure banking facilities for current portion of long-term borrowing of RMB89.5 million and long-term borrowing of RMB74.6 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2026.

GEARING RATIO

As at June 30, 2026, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 18.7% (as at December 31, 2025: 20.4%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on the Class B Ordinary Shares or ADS of the Company or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Management Discussion and Analysis

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products and interest expenses generated by short-term and long-term borrowing. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

BORROWINGS

We had outstanding borrowings of RMB637.5 million (US$94.0 million) as of June 30, 2026. The maturity profile of borrowings of the Group as at June 30, 2026 is set out in note 9 to the condensed consolidated financial statements in this report.

CONTINGENT LIABILITIES

The Group had no material contingent liabilities as at June 30, 2026.

CAPITAL COMMITMENT

As of June 30, 2026, capital commitment of the Company was RMB34.2 million, all of which was contractually payable within the remainder of 2026, compared with RMB38.4 million as at December 31, 2025, primarily attributable to commitments of manufacturing facilities and investment.

Management Discussion and Analysis

EMPLOYEES AND REMUNERATION

As at June 30, 2026, the Company had a total of 1,249 employees.

As required by the PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also purchase commercial health and accidental insurance for our employees.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group's business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.

The following table sets forth the total number of employees by function as of June 30, 2026:

Function	Number of Employees
Research and development	656
Production and supply chain	257
Management	66
Sales and marketing	121
Others	149
Total	**1,249**

Corporate Governance

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights, under which the Company's share capital comprises Class B Ordinary Shares and Class A Ordinary Shares. Each Class A Ordinary Share entitles the holder thereof to exercise ten votes and each Class B Ordinary Share entitles the holder thereof to exercise one vote, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structure, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders' resolutions, regardless of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of June 30, 2026:

Name of WVR Beneficiaries	Number of Class A Ordinary shares	Number of Class B Ordinary Shares	Approximate percentage of issued share capital[(1)(7)]	Approximate percentage of voting rights[(1)(2)(7)]
Dr. Yifan Li[(3)]	8,879,636	0	5.7%	22.2%
Dr. Kai Sun[(4)]	9,228,622	0	5.9%	23.1%
Mr. Shaoqing Xiang[(5)]	8,890,603	165,031	5.8%	22.3%
Total	**26,998,861**	**165,031**	**17.3%**	**67.6%**

Corporate Governance

Notes:

(1) The calculation is based on the total number of 26,998,861 Class A Ordinary Shares and 129,813,763 Class B Ordinary Shares issued as of June 30, 2026 (excluding the 329,587 Class B Ordinary Shares (as of June 30, 2026) issued to the Depositary for bulk issuance of ADS reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan).

(2) On the basis that Class A Ordinary Shares entitle the Shareholder to ten votes per share and Class B Ordinary Shares entitle the Shareholder to one vote per share.

(3) Dr. Li holds his interest in the Company through ALBJ Limited, which is wholly owned by his wholly owned entity Asian LBJ Limited.

(4) Dr. Sun holds his interest in the Company through Fermat Star Limited, which is wholly owned by his wholly owned entity Rock Ocean Limited.

(5) Mr. Xiang holds his Class A Ordinary Shares in the Company and his Class B Ordinary Shares in the Company in the form of ADSs through Galbadia Limited, respectively, which is wholly owned by his wholly owned entity Balamb Limited.

(6) Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025 (the "**Concert Party Deed**"), whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(7) Certain numbers and percentage figures included in the table above have been subject to rounding adjustments. Any discrepancies in the table between totals and sums of amounts listed therein are due to rounding.

Without taking into account the voting rights attached to the 329,587 Class B Ordinary Shares (as of June 30, 2026) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2021 Plan, the WVR Beneficiaries beneficially own and control, through their intermediaries, an aggregate of 26,998,861 Class A Ordinary Shares and 165,031 Class B Ordinary Shares, representing (a) approximately 17.4% of the Company's issued Shares as of June 30, 2026; (b) approximately 67.6% of the effective voting rights as at June 30, 2026, on the basis that Class A Ordinary Shares entitle the Shareholder to ten votes per share and Class B Ordinary Shares entitle the Shareholder to one vote per share.

Class A Ordinary Shares may be converted into Class B Ordinary Shares on a one to one ratio. Upon the conversion of all the issued and outstanding Class A Ordinary Shares into Class B Ordinary Shares, the number of Class B Ordinary Shares will increase by 26,998,861 Class B Ordinary Shares, representing approximately 17.2% of the total number of issued and outstanding Class B Ordinary Shares (as enlarged by such Class B Ordinary Shares) as of June 30, 2026 (excluding the 329,587 Class B Ordinary Shares held by the Depositary which may need to satisfy any future exercise or vesting of awards granted under the 2021 Plan).

Corporate Governance

The weighted voting rights attached to the Class A Ordinary Shares will cease when the relevant WVR Beneficiary(ies) no longer has beneficial ownership of any of the Class A Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where any WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class A Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class A Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class A ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class A ordinary shares have been converted to Class B Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards.

The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability.

The Company has adopted the principles and code provisions of the Corporate Governance Code contained in Appendix C1 of the Listing Rules on the Hong Kong Stock Exchange as the basis of the Company's corporate governance practices.

The Board is of the view that during the Reporting Period, the Company has complied with all the applicable code provisions as set out in the Corporate Governance Code, save for the following:

Corporate Governance

Pursuant to Code Provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman of the Board (the "**Chairman**") and chief executive officer (the "**CEO**") and Dr. Yifan Li ("**Dr. Li**") currently performs these two roles. The Chairman provides leadership and is responsible for the effective functioning and leadership of the Board. The CEO focuses on the Company's business development and daily management and operations generally.

The Board believes that, in view of Dr. Li's experience, personal profile and his roles in our Company, Dr. Li is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our CEO. The Board also believes that the combined roles of both Chairman and CEO has the benefit of ensuring consistent leadership within the Group and can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board. The Board will continue to review and consider splitting the roles of Chairman and the CEO if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a code of conduct regarding Directors' dealings in the Company's securities (the "**Code**") on terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Model Code.

Having made specific enquiries, all the Directors and relevant employees have confirmed that they have complied with the Code throughout the Reporting Period.

No incident of non-compliance of the Code was noted by the Company.

BOARD COMMITTEES

The Board has established three (3) committees, namely, the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference which deal clearly with their authority and duties. The terms of reference of the Board committees are posted on the Company's website and the Stock Exchange's website and are available to Shareholders upon request.

Corporate Governance

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee, among others, are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee consists of three (3) independent non-executive Directors, namely Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang. Ms. Yi Zhang is the chairlady of the Audit Committee.

The Audit Committee has reviewed the condensed consolidated financial statements and the interim report of the Company for the six months ended June 30, 2026 and has met with the independent auditor of the Company, Messrs. Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, Messrs. Deloitte Touche Tohmatsu, has reviewed our interim financial information for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee consists of two (2) independent non-executive Directors, namely Ms. Yi Zhang and Dr. Hui Wang. Ms. Yi Zhang is the chairlady of the Compensation Committee.

The charter of the Compensation Committee are of no less exacting terms than those set out in the Corporate Governance Code. The primary functions of the Compensation Committee include determining/reviewing and making recommendations to the Board on the remuneration packages of individual all Directors and senior management, the remuneration policy and structure for all Directors and senior management; and establishing transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his/her associates will participate in deciding his/her own remuneration.

The Compensation Committee reviewed and considered, among others, matters related to the grant of RSUs to eligible Participants under the 2021 Plan and the remuneration packages of the Directors and senior management of the Company during the six months ended June 30, 2026.

Corporate Governance

Pursuant to the 2021 Plan, the vesting period for any RSU granted shall not be less than 12 months from the date of grant, unless otherwise decided by the Board, a committee of the Board and/or one or more authorized executive officers of the Company, subject to the Listing Rules. The vesting periods for certain share awards granted during the six months ended June 30, 2026 are less than 12 months as certain grants were delayed due to administrative reasons or have a mixed or accelerated vesting schedule and will be vested in eight equal portions over 48 months.

For details of the grants, please refer to the announcements of the Company dated March 25, 2026, May 20, 2026 and June 12, 2026.

Nominating and Corporate Governance Committee

The charter of the Nominating and Corporate Governance Committee is of no less exacting terms than those set out in the CG Code and is in compliance with Rule 8A.30 of the Listing Rules.

The Nominating and Corporate Governance Committee consists of three (3) independent non-executive Directors, namely Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang. Ms. Yi Zhang is the chairlady of the Nominating and Corporate Governance Committee.

The principal duties of the Nominating and Corporate Governance Committee include reviewing the Board composition, developing and formulating relevant procedures for the nomination and appointment of Directors, making recommendations to the Board on the appointment and succession planning of Directors, reviewing the Board Diversity Policy and the Director Nomination Policy, assessing the independence of independent non-executive Directors, ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Nominating and Corporate Governance Committee reviewed and considered matters relating to, among others, the remuneration of the Directors, the structure and composition of the Board, and the Company's corporate governance practices and related disclosures, and the matters covered in Rule 8A.30 of the Listing Rules during the six months ended June 30, 2026.

Other Information

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2026, the interests and short positions of the Directors and chief executives of the Company (other than Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, whose interests in the Shares and underlying Shares of the Company have been disclosed in the subsection headed "Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares of the Company" below) in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate percentage of interest in each class of Shares[(1)] (%)
Yang Cailian[(2)]	Beneficial owner	Class B Ordinary Shares	407,706 (L)	0.31%
Ren Jia[(3)]	Beneficial owner	Class B Ordinary Shares	7,116 (L)	0.01%
Zhang Yi[(4)]	Beneficial owner	Class B Ordinary Shares	22,432 (L)	0.02%
Wang Hui[(5)]	Beneficial owner	Class B Ordinary Shares	6,565 (L)	0.01%

Notes:

(1) The calculation is based on the total number of 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares in issue as of June 30, 2026. The letter "L" stands for long position and the letter "S" stands for short position.

(2) Represents (i) Ms. Cailian Yang's entitlement to receive up to 281,074 Class B Ordinary Shares pursuant to the exercise of options granted to her under the 2021 Plan, subject to the conditions (including but not limited to vesting conditions) of those options; (ii) 122,632 Class B Ordinary Shares in the form of ADSs beneficially owned by Ms. Cailian Yang, (iii) and the 4,000 RSUs granted to Ms. Cailian Yang on November 12, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated November 12, 2025.

(3) Represents the 7,116 RSUs granted to Mr. Ren Jia November 12, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated November 12, 2025.

(4) Represents 22,432 Class B Ordinary Shares underlying the RSUs granted to Ms. Zhang Yi.

(5) Represents 6,565 Class B Ordinary Shares underlying the RSUs granted to Dr. Wang Hui.

Other Information

Save as disclosed above and in the subsection headed "Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares of the Company" below, as far as the Directors are aware and as of June 30, 2026, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2026, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate percentage of interest in each class of Shares[1] (%)
ALBJ Limited[2]	Beneficial owner	Class A Ordinary Shares	8,879,636 (L)	32.89%
Asian LBJ Limited[2]	Interest in controlled corporations	Class A Ordinary Shares	8,879,636 (L)	32.89%
Dr. Yifan Li[2][5]	Interest in controlled corporations	Class A Ordinary Shares	8,879,636 (L)	32.89%
	Beneficial owner	Class B Ordinary Shares	157,000 (L)[6]	0.12%
	Other	Class B Ordinary Shares	479,031 (L)[6]	0.37%
Fermat Star Limited[3]	Beneficial owner	Class A Ordinary Shares	9,228,622 (L)	34.18%
Rock Ocean Limited[3]	Interest in controlled corporations	Class A Ordinary Shares	9,228,622 (L)	34.18%
Dr. Kai Sun[3][5]	Interest in controlled corporations	Class A Ordinary Shares	9,228,622 (L)	34.18%
	Beneficial owner	Class B Ordinary Shares	157,000 (L)[7]	0.12%
	Other	Class B Ordinary Shares	479,031 (L)[7]	0.37%
Galbadia Limited[4]	Beneficial owner	Class A Ordinary Shares	8,890,603 (L)	32.93%
	Beneficial owner	Class B Ordinary Shares	165,031 (L)	0.13%
Balamb Limited[4]	Interest in controlled corporations	Class A Ordinary Shares	8,890,603 (L)	32.93%
	Interest in controlled corporations	Class B Ordinary Shares	165,031 (L)	0.13%
Shaoqing Xiang[4][5]	Interest in controlled corporations	Class A Ordinary Shares	8,890,603 (L)	32.93%
	Interest in corporation controlled	Class B Ordinary Shares	165,031 (L)	0.13%
	Beneficial owner	Class B Ordinary Shares	157,000 (L)[8]	0.12%
	Other	Class B Ordinary Shares	314,000 (L)[8]	0.24%

Other Information

Name of substantial shareholder	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate percentage of interest in each class of Shares[1] (%)
Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members' liability is limited)[9]	Depositary	Class B Ordinary Shares	64,945,361 (L) 64,945,361 (S)	49.90% (L) 49.90% (S)
	Investment Manager	Class B Ordinary Shares	2,402,349 (L)	1.85%
Morgan Stanley[10]	Interest of corporation controlled by you	Class B Ordinary Shares	9,089,355 (L) 6,936,528 (S)	6.98% 5.33%

Other Information

Name of substantial shareholder	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate percentage of interest in each class of Shares[1] (%)
JPMorgan Chase & Co.[11]	Beneficial owner	Class B Ordinary Shares	4,021,765 (L)	3.09%
			3,947,779 (S)	3.03%
	Investment manager		755,157 (L)	0.58%
			1,017 (S)	0.00%
	Person having a security interest in shares		1,064,100 (L)	0.82%
	Trustee		3,525 (L)	0.00%
	Approved lending agent		2,496,734 (P)	1.92%

Notes:

(1) The calculation is based on the total number of 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares in issue as of June 30, 2026. The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

(2) ALBJ Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li.

Other Information

(3) Fermat Star Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun.

(4) Galbadia Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. The interests held comprise (i) 8,890,603 Class A Ordinary Shares held by Galbadia Limited, and (ii) 165,031 Class B Ordinary Shares in the form of ADSs controlled by Mr. Shaoqing Xiang through Galbadia Limited.

(5) Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025 (the "**Concert Party Deed**"), whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(6) Dr. Li is a party to the Concert Party Deed, and is deemed to be interested in 479,031 Class B Ordinary Shares and RSUs held by or granted to other parties to the Concert Party Deed. Dr. Li is beneficially interested in 157,000 RSUs granted to him pursuant to the 2021 Plan on March 25, 2026. For details, please refer to the announcement of the Company dated March 25, 2026. As at June 30, 2026, none of the RSUs granted to Dr. Li were vested.

(7) Dr. Sun is a party to the Concert Party Deed, and is deemed to be interested in 479,031 Class B ordinary shares and RSUs held by or granted to other parties to the Concert Party Deed. Dr. Sun is beneficially interested in 157,000 RSUs granted to him pursuant to the 2021 Plan on March 25, 2026. For details, please refer to the announcement of the Company dated March 25, 2026.

(8) Mr. Xiang is a party to the Concert Party Deed, and is deemed to be interested in 314,000 Class B ordinary shares and RSUs held by or granted to other parties to the Concert Party Deed. Mr. Xiang is beneficially interested in 157,000 RSUs granted to him pursuant to the 2021 Plan on March 25, 2026. For details, please refer to the announcement of the Company dated March 25, 2026.

(9) Based on a corporate substantial shareholder notice filed by Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members' liability is limited) ("Deutsche Bank") on June 30, 2026 (with the date of the relevant event being June 25, 2026), Deutsche Bank. was interested in a total of 67,347,710 shares (L), and 64,945,361 shares (S) of the Company in accordance with the provisions of Part XV of the SFO.

(10) Based on a corporate substantial shareholder notice filed by Morgan Stanley on July 6, 2026 (with the date of the relevant event being June 30, 2026), Morgan Stanley was interested in a total of 9,089,355 shares (L) and 6,936,528 shares (S) of the Company in accordance with the provisions of Part XV of the SFO.

(11) Based on a corporate substantial shareholder notice filed by JPMorgan Chase & Co. on June 25, 2026 (with the date of the relevant event being June 22, 2026), JPMorgan Chase & Co. was interested in a total of 8,341,281 shares (L), 3,948,796 shares (S) and 2,496,734 shares (P) of the Company in accordance with the provisions of Part XV of the SFO.

Save as disclosed above, as June 30, 2026, the Directors were not aware of any person (who were not Directors or chief executive of the Company) who had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or which would be required to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

Other Information

THE 2021 SHARE INCENTIVE PLAN

The Company adopted the 2021 Plan in June 2021, which was further amended on September 3, 2025, (with such amendments taking effect upon the Listing). The terms of the 2021 Plan (as amended and restated) will be governed by Chapter 17 of the Listing Rules (but for the avoidance of doubt, Awards granted pursuant to the 2021 Plan prior to the Listing Date will not be subject to the provisions of the Listing Rules).

The following is a summary of the principal terms of the 2021 Plan of the Company (as amended and restated from the Listing Date).

(a) Purpose

The purpose of the 2021 Plan is to promote the success and enhance the value of the Group by linking the personal interests of the Directors, employees, and consultants to those of the Company's Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's Shareholders.

(b) Eligible Participants

Those eligible to participate in the 2021 Plan include employees, consultants and directors of the Company or a subsidiary of the Company, as determined by the Committee (as defined below) (the "**Participants**"). Consultants refer to persons providing services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee.

(c) Awards

The Committee may, from time to time, select from among all Participants to whom awards in the form of share options ("**Options**"), restricted Shares ("**Restricted Shares**"), restricted share units ("**Restricted Share Units**" or "**RSUs**") or any other type of awards, in the form of cash or otherwise (collectively, "**Awards**"), will be granted and will determine the nature and amount of each Award.

The Committee is authorized to grant Awards in the form of Options, Restricted Shares or Restricted Share Units to Participants in accordance with the terms of the 2021 Plan. Awards granted will be evidenced by a written agreement, contract, or other instrument or document, including through electronic medium (the "**Award Agreement**"), setting forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

Other Information

(d) Maximum number of Shares

The maximum aggregate number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Awards that may be granted pursuant to the 2021 Plan and any other share incentive schemes of the Company in aggregate is 15,010,089 Class B Ordinary Shares (the "**Plan Limit**"), representing less than 10% of the total number of Shares in issue (excluding treasury shares) as at the Listing Date or the relevant date of approval of the refreshment of the Plan Limit.

Awards lapsed in accordance with the terms of the 2021 Plan and Awards that were previously granted under the 2021 Plan prior to the Listing Date will not be counted for the purpose of the Plan Limit.

The total number of options or awards available for grant under the Plan Limit for the 2021 Plan as of the Listing Date (being the date of amendments of the 2021 Plan) and June 30, 2026 are 15,010,089 and 13,097,584, respectively.

As at June 30, 2026, 23,007,818 Class B Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted and may be granted under the 2021 Plan, representing approximately 17.7% of the total number of Class B Ordinary Shares in issue as at June 30, 2026, and approximately 14.7% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares and excluding any treasury shares) in issue as at June 30, 2026.

The number of shares that may be issued in respect of the all options and award granted under the 2021 Plan during the Reporting Period divided by the weighted average number of Shares (excluding treasury shares) in issue for the Reporting Period is 1.1%.

(e) Consultants Sublimit

The total number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Awards that may be granted pursuant to this Plan and any other share incentive schemes of the Company to consultants (the "**Consultants Sublimit**") is 750,504, representing less than 0.5% of the total number of Shares in issue (excluding treasury shares) as at the Listing Date or the relevant date of approval of the refreshment of the Consultants Sublimit. The Consultants Sublimit shall in any event be within the Plan Limit. For the avoidance of doubt, Awards lapsed in accordance with the terms of the 2021 Plan and Awards that were previously granted under the 2021 Plan prior to the Listing Date will not be counted for the purpose of the Consultants Sublimit.

The total number of options or awards available for grant under the Consultants Sublimit for the 2021 Plan as of the Listing Date (being the date of amendments of the 2021 Plan) and June 30, 2026 are 750,504 and 750,504, respectively.

Other Information

(f) Maximum entitlement of a grantee

Individual Limit

Unless approved by the Shareholders in general meeting in accordance with the Listing Rules, any grant of Awards to a Participant that would result in the Shares issued and to be issued and/or transferred in respect of all Awards granted to such Participant (excluding any Awards lapsed in accordance with the provisions of the 2021 Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (excluding treasury shares).

0.1% Limit

Where any grant of Awards (excluding grant of Options) to a Director (other than an Independent Non-executive Director) or chief executive of the Company, or any of their associates would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the 2021 Plan) to such person in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury shares), such further grant of awards must be approved by shareholders in general meeting in the manner set out in Rule 17.04(4) of the Listing Rules. The Company must send a circular to the shareholders setting out matters required under Rule 17.04(5) of the Listing Rules.

Where any grant of Awards to an independent non-executive Director or a substantial shareholder of the Company, or any of their respective associates, would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the 2021 Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue, such further grant of Awards must be approved by shareholders in general meeting in the manner set out in Rule 17.04(4) of the Listing Rules. The Company must send a circular to the shareholders setting out matters required under Rule 17.04(5) of the Listing Rules.

(g) Term of the 2021 Plan

The 2021 Plan commenced on June 28, 2021 ("**2021 Plan Effective Date**") and shall continue in effect until the tenth anniversary of the 2021 Plan Effective Date unless sooner terminated under the terms of the 2021 Plan.

For the avoidance of doubt, any Awards that are outstanding on the tenth anniversary of the 2021 Plan Effective Date shall remain in force according to the terms of the 2021 Plan and the applicable Award Agreement.

Other Information

(h) Administration

The 2021 Plan shall be administered by the Board or a committee of one or more members of the Board and/or one or more executive officers of the Company (the "**Committee**") to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, independent directors and executive officers of the Company.

Subject to any specific designation in the 2021 Plan, the Committee has the exclusive power, authority and discretion to:

(i) designate Participants to receive Awards;

(ii) determine the type or types of Awards to be granted to each Participant;

(iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(iv) determine the terms and conditions of any Award granted pursuant to the 2021 Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(v) determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(vi) prescribe the form of each Award Agreement, which need not be identical for each Participant;

(vii) decide all other matters that must be determined in connection with an Award;

(viii) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(ix) interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(x) amend the terms and conditions of Award Agreements; and

(xi) make all other decisions and determinations that may be required pursuant to the 2021 Plan or as the Committee deems necessary or advisable to administer the 2021 Plan, including design and adopt from time to time new types of Awards that are in compliance with applicable laws.

Other Information

(i) Performance Objectives

The Committee, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants.

(j) Options

(i) Exercise price

The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed price, or a variable price related to the fair market value of the Shares; provided that the exercise price per Share subject to an Option shall be at least the higher of the following: (i) where the Options granted are exercisable into ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the Company's ADSs on Nasdaq on the date of grant, which must be Nasdaq business day; and (b) the average closing price of the Company's ADSs on Nasdaq for the five Nasdaq trading days immediately preceding the date of grant; or (ii) where the Options granted are exercisable into the Shares and the exercise price is determined in Hong Kong dollars, (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the grant date which should be a business day of the Stock Exchange, or (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the grant date. Subject to the provisions of the 2021 Plan, the exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive.

(ii) Vesting period, time and conditions of exercise

The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that (i) the vesting period of any Option shall not be less than 12 months and (ii) the exercise term of any Option granted under the 2021 Plan shall not exceed the seventh (7th) anniversary of the date on which the vesting of the Option commences, except as otherwise determined by the Committee. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

Other Information

(iii) Lapsed Options

Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, on the 90th day following the termination of employment or service, Options that are at that time unexercised shall automatically lapse in accordance with the Award Agreement.

(iv) Payment

The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the applicable laws, cash or check in Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a fair market value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. SEC under the U.S. Securities Act, the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a fair market value equal to the exercise price, or (vii) any combination of the foregoing.

Notwithstanding any other provision of the 2021 Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the U.S. Exchange Act.

Other Information

(k) Restricted Shares

(i) Issuance and restrictions

Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such instalments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

(ii) Removal of restrictions

Except as otherwise provided in the 2021 Plan, Restricted Shares granted under the 2021 Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(l) Restricted Share Units

(i) Vesting period, form and timing of payment of Restricted Share Units

At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Subject to the Listing Rules and unless otherwise decided by the Committee, in principle, the vesting period shall not be less than 12 months. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

Other Information

Outstanding Options and Restricted Share Units Granted

Details of the movements of the Share Options under the 2021 Plan during the Reporting Period are as follows:

Category and name of grantee	Date of Grant	Vesting period[(1)]	Expiry Date	Exercise price per Class B Ordinary Share underlying the Options (US$)	Outstanding Options as of January 1, 2026	Granted during the Reporting Period	Exercised during the Reporting Period[(1)]	Lapsed/ Cancelled/ forfeited during the Reporting Period	Outstanding as of June 30, 2026
Directors and Chief Executive									
Cailian Yang	July 3, 2021	July 3, 2021	July 3, 2028	US$2.10	181,042	0	0	0	181,042
	November 22, 2021	August 31, 2022 – August 31, 2025	November 22, 2028	US$3.30	37,776	0	0	0	37,776
	June 5, 2023	May 1, 2025 – May 1, 2027	June 5, 2030	US$1.63	27,273	0	0	0	27,273
	June 5, 2023	June 1, 2023 – May 1, 2027	June 30, 2030	US$1.63	2,993	0	0	0	2,993
	November 18, 2024	January 31, 2026 – January 31, 2029	November 18, 2031	US$0.90	32,000	0	0	0	32,000
Subtotal	–	–	–	–	***281,074***	***0***	***0***	***0***	***281,074***
Employees and other grantees									
Employees	July 3, 2021 – August 29, 2025	July 3, 2021 – August 29, 2029	January 19, 2026 – August 29, 2032	US$0.01-5.15	8,282,785	0	580,186	264,341	7,438,258
Subtotal	–	–	–	–	***8,282,785***	***0***	***580,186***	***264,341***	***7,438,258***
Total	–	–	–	**–**	**8,563,859**	**0**	**580,186**	**264,341**	**7,719,332**

Other Information

Notes:

(1) In respect of the Options exercised during the Reporting Period, the weighted average closing price of the Class B Ordinary Shares immediately before the dates on which the options were exercised is US$19.03.

(2) The fair value of the Options are calculated in accordance with the accounting standard and policy adopted for preparing the financial statements of the Company, namely the U.S. GAAP. Please see Note 14 to the consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the Options.

(3) The Options set out in the table above are not subject to any performance targets.

(4) The above table sets out the movements of Share Options under the 2021 Plan during the Reporting Period, with the numbers of Share Options and underlying Shares presented in the table presented on the basis prior to the Share Subdivision becoming effective on July 10, 2026. Upon the Share Subdivision becoming effective, each existing Share with a par value of US$0.0001 each was subdivided into eight (8) subdivided shares with a par value of US$0.0000125 each. For details of the adjustments to the outstanding Share Options as at the effective date of the Share Subdivision, please refer to the announcement of the Company dated July 10, 2026.

Save for those set out in this movement table, there are no grants of options to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares under the 2021 Plan.

Other Information

Details of the movements of awards under the 2021 Plan during the Reporting Period are as follows

Category and name of grantee	Date of Grant	Vesting Period[1]	Number of RSUs unvested as of January 1, 2026	Number of RSUs granted during the Reporting Period	Closing price per Shares (US$) immediately before the date on which the RSUs were granted	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed/ cancelled/ forfeited during the Reporting Period[2][3][5]	Number of RSUs unvested as of June 30, 2026	Purchase price of RSUs granted
Directors and Chief Executive									
Li Yifan	March 25, 2026	May 31, 2027 – May 31, 2030	N/A	157,000	US$20.24	0	0	157,000	Nil
Sun Kai	March 25, 2026	May 31, 2027 – May 31, 2030	N/A	157,000	US$20.24	0	0	157,000	Nil
Xiang Shaoqing	March 25, 2026	May 31, 2027 – May 31, 2030	N/A	157,000	US$20.24	0	0	157,000	Nil
Cailian Yang	November 12, 2025	December 1, 2026 -December 1, 2029	4,000	0	US$20.78	0	0	4,000	Nil
Zhang Yi	February 7, 2025	February 7, 2026 – February 7, 2027	11,905	0	US$16.81	5,952	0	5,953	Nil
Ren Jia	November 12, 2025	November 12, 2026 -September 7, 2028	7,116	0	US$20.78	0	0	7,116	Nil
Wang Hui	March 25, 2026	March 25, 2027 – December 23, 2028	N/A	6,565	US$20.24	0	0	6,565	Nil
Subtotal	-	-	***23,021***	***477,565***	-	***5,952***	***0***	***494,634***	***Nil***

Other Information

Category and name of grantee	Date of Grant	Vesting Period[1]	Number of RSUs unvested as of January 1, 2026	Number of RSUs granted during the Reporting Period	Closing price per Shares (US$) immediately before the date on which the RSUs were granted	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed/ cancelled/ forfeited during the Reporting Period[2][3][5]	Number of RSUs unvested as of June 30, 2026	Purchase price of RSUs granted
Employees and other grantees									
Employees	May 30, 2023 – June 12, 2026	February 15, 2024 - September 1, 2030	648,592	1,183,965	US$3.64 - US$26.83	81,319	55,819	1,695,419	Nil
Subtotal	-	-	***648,592***	***1,183,965***		***81,319***	***55,819***	***1,695,419***	***Nil***
Total	-	-	**671,613**	**1,661,530**		**87,271**	**55,819**	**2,190,053**	**Nil**

Other Information

Notes:

(1) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the financial statements of the Company, namely the U.S. GAAP. Please see Note 14 to the consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the RSUs.

(2) The weighted average closing price of the Class B Ordinary Shares or ADS immediately before the dates on which the RSUs were vested was US$24.63.

(3) The respective vesting of the RSUs granted on March 25, 2026, May 20, 2026 and June 12, 2026 are not subject to any performance targets, as detailed in the announcements of the Company dated March 25, 2026, May 20, 2026 and June 12, 2026, respectively.

(4) The closing price of the Class B Ordinary Shares traded on the Hong Kong Stock Exchange on the date immediately before the grant of RSUs on March 25, 2026, May 20, 2026 and June 12, 2026 were approximately HK$178.20 per Share, HK$174.2 per Share and HK$138.0 per Share, respectively. The closing price of the ADSs traded on NASDAQ on the date immediately before the grant of RSUs on March 25, 2026, May 20, 2026 and June 12, 2026 were US$20.24 per ADS, US$22.01 per ADS and US$17.53 per ADS, respectively.

(5) The above table sets out the movements of share awards under the 2021 Plan during the Reporting Period, with the numbers of share awards and underlying Shares presented in the table presented on the basis prior to the Share Subdivision becoming effective on July 10, 2026. Upon the Share Subdivision becoming effective, each existing Share with a par value of US$0.0001 each was subdivided into eight (8) subdivided shares with a par value of US$0.0000125 each. For details of the adjustments to the outstanding RSUs as at the effective date of the Share Subdivision, please refer to the announcement of the Company dated July 10, 2026.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026 (for the six months ended June 30, 2025: nil).

USE OF NET PROCEEDS

On September 16, 2025, the Company successfully listed its Class B Ordinary Shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 19,550,000 Class B Ordinary Shares in the Global Offering. On September 19, 2025, 2,932,500 Class B Ordinary Shares were issued pursuant to full exercise of the over-allotment option as disclosed in the announcement of the Company dated September 16, 2025.

Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the over-allotment option, were approximately HK$4,654.1 million, which will be used in accordance with the use of proceeds as disclosed in the Prospectus of the Company published on the website of the Hong Kong Stock Exchange on September 8, 2025.

As at the date of this interim report, there was no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

Other Information

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period. As at June 30, 2026, the Company did not hold any treasury shares (as defined under the Listing Rules).

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Pursuant to Rule 13.51B(1) of the Listing Rules, the change in information of the Directors are set out below:

On June 4, 2026, Dr. Li Yifan was appointed as an independent non-executive director of Keep Inc. (a company listed on the Hong Kong Stock Exchange, stock code: 3650).

On July 3, 2026, Dr. Wang Hui ceased to be an independent director of Beijing FJR Opto-electronic Technology Co., Ltd. (SSE: 688272) upon the expiry of the term of office of the second session of the board of directors.

Save as disclosed in this interim report, there is no other change in information for any of the Directors which would require disclosure pursuant to Rule 13.51B(1) of the Listing Rules during the year ended December 31, 2025 and up to the date of this interim report.

MATERIAL LITIGATION

Class Action

On April 7, 2023, the Company and certain of our officers, directors, authorized U.S. representative, and underwriters in our February 2023 initial public offering were named as defendants in a putative securities class action filed in the U.S. District Court for the Eastern District of New York, captioned Pacella v. Hesai Group, et al., (Case No. 1:23-cv-02634). The plaintiff in this case alleges that Company's registration statement and prospectus, or the Offering Documents, filed in connection with its February 2023 initial public offering in the United States contained false or misleading statements in violation of Sections 11, 12(a)(2) and 15 of the U.S. Securities Act. In February 2024, the case was transferred to U.S. District Court for the Southern District of New York, under the case caption Pacella v. Hesai Group, et al., (Case No. 1:24-cv-00876). On November 3, 2025, the Court appointed lead plaintiff. On November 13, 2025, lead plaintiff filed an amended complaint. On December 29, 2025, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed on January 27, 2026. On February 18, 2026, the Court denied in part and granted in part the motion to dismiss. As the case is still in its preliminary stage, we cannot predict its timing, outcome, potential damages, or expenses that may be incurred. On September 10, 2026, the Parties notified the Court that they had reached an agreement in principle to resolve all claims in this action.

Other Information

DoD Litigation

On January 31, 2024, we were placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 by the United States Department of Defense. On May 13, 2024, we filed a complaint to challenge the listing, alleging that DoD exceeded its authority under Section 1260H, acted arbitrarily and capriciously under the Administrative Procedure Act, and violated the U.S. Constitution in both adding and failing to remove us from the Section 1260H List. After filing the lawsuit, we received DoD's decision memorandum, which we believe fails to justify the accusation that we are associated with the Chinese military. In light of the ongoing harms caused by the listing, we asked the DoD to agree to an expedited summary judgment briefing schedule, and on July 3, 2024, we filed a motion for summary judgment. On October 15, 2024, DoD removed us from the Section 1260H List, but on the same day, added us back to the Section 1260H List based on a new rationale. We believe that the decision memorandum for the second listing still fails to justify the accusation that we are associated with the Chinese military. We filed an amended complaint challenging the second listing on the ground that it violates the Administrative Procedure Act and the U.S. Constitution on November 15, 2024, and a motion for summary judgment on December 9, 2024. On March 20, 2025, the court held a hearing on our summary judgment motion in Washington, D.C. On July 11, 2025, the U.S. District Court for the District of Columbia issued a decision upholding the DoD's designation of us as a "Chinese Military Company." We believe that the DoD's designation lacks both factual and legal bases. On July 13, 2025, we filed Notice of Appeal, challenging the District Court's decision. On March 19, 2026, the U.S. Court of Appeals held an oral argument in our appeal in Washington, D.C. On August 18, 2026, the D.C. Circuit issued a decision in our favor, holding that the DoD violated the U.S. Constitution's Due Process Clause by failing to provide us with notice and a meaningful opportunity to challenge the 2024 designation before the DoD finalized that decision. The D.C. Circuit reversed the District Court's grant of summary judgment to DoD and instructed the District Court to remand the matter to the DoD for further proceedings consistent with the D.C. Circuit's opinion. As of the date of this interim report, we remain on the Section 1260H List and are unable to predict the outcome of any future proceedings before the D.C. Circuit, the District Court, or the DoD.

Save as disclosed above, the Company was not engaged in any other litigation or arbitration of material importance during the six months ended June 30, 2026, and the Directors are not aware of any material litigations or claims that are pending or threatened against the Group since the Listing Date and up to the date of this interim report.

Other Information

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Share Subdivision and Change in Board Lot Size

On May 26, 2026, the Board announced its proposal to implement the share subdivision on the basis that every existing Ordinary Share of the Company with a par value of US$0.0001 each be subdivided into eight (8) subdivided Ordinary Shares of the Company with a par value of US$0.0000125 each (the "**Share Subdivision**"). The Board also proposed to change the board lot size for trading on the Hong Kong Stock Exchange from 20 existing Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares conditional upon the Share Subdivision becoming effective (the "**Change in Board Lot Size**").

On June 26, 2026, the resolution in relation to the Share Subdivision was duly passed at the annual general meeting of the Company. As all conditions precedent of the Share Subdivision have been fulfilled, the Share Subdivision and the Change in Board Lot Size became effective on July 10, 2026, and the dealings in Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange have commenced at 9:00 a.m. on July 10, 2026.

For details of the Share Subdivision and the Change in Board Lot Size, please refer to the announcements of the Company dated May 26, 2026, June 26, 2026 and July 10, 2026, and the circular of the Company dated May 26, 2026.

Continuing Connected Transactions – Revision of Annual Cap under the Revised Supply of Products Framework Agreement

Due to the continuous growth and expansion of the sales volume and scale of the products as well as corresponding manufacturing and support services in relation to the integration of robotic actuators supplied by the Group to Sharpa, the Board anticipated that the transactions under the Existing Supply of Products Framework Agreement will exceed the Existing Annual Cap.

On July 31, 2026, Shanghai Hesai entered into the Revised Supply of Products Framework Agreement with Shanghai Sharpa to revise the Existing Annual Cap under the Existing Supply of Products Framework Agreement from RMB100 million to RMB300 million.

As the Co-Founders together indirectly held majority voting rights in Shanghai Sharpa, the transactions contemplated under the Revised Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios calculated with reference to the Revised Annual Cap under the Revised Supply of Products Framework Agreement is higher than 5%, the transactions contemplated under the Revised Supply of Products Framework Agreement and the Revised Annual Cap were subject to the reporting, annual review, announcement, and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

On August 28, 2026, the resolution in relation to the Revision of Annual Cap was duly passed at the second extraordinary general meeting of 2026 of the Company.

Save as disclosed above and in this interim report, there were no other important events affecting the Group which occurred since June 30, 2026 and up to the date of this interim report.

Other Information

USE OF NON-GAAP FINANCIAL MEASURES

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliation Between U.S. GAAP and IFRS Accounting Standards" set forth at the end of this report.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure.

Other Information

SAFE HARBOR STATEMENT

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue" or other similar expressions. Among other things, the business outlook and quotations from management in this report, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its interim report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company's ability to produce high-quality products with wide market acceptance; the success of the Company's customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company's ability to introduce new products that meet its customers' requirements; the Company's expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company's industry; the Company's ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company's industry; the Company's ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

Report on Review of Condensed Consolidated Financial Statements

To the Board of Directors of Hesai Group
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the condensed consolidated financial statements of Hesai Group (the "**Company**") and its subsidiaries (collectively referred to as the "**Group**") set out on pages 43 to 87, which comprise the condensed consolidated balance sheet as of June 30, 2026 and the related condensed consolidated statement of operations and comprehensive income (loss), condensed consolidated statement of changes in shareholders' equity and condensed consolidated statement of cash flows for the six-month period then ended, and notes to the condensed consolidated financial statements. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("**HKSRE 2410**") as issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with U.S. GAAP.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
August 18, 2026

Condensed Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026
(Amounts in thousands, except share and per share data or otherwise noted)

	Notes	As of December 31, 2025 RMB (Audited)	June 30, 2026 RMB (Unaudited)	June 30, 2026 US$ (Unaudited) (Note 2)
ASSETS				
Current assets:				
Cash and cash equivalents		1,663,492	**1,510,094**	**222,560**
Restricted cash		4,014	**13,441**	**1,982**
Short-term investments (including short-term investments measured at fair value of RMB220,877 and RMB576,649 as of December 31, 2025 and June 30, 2026, respectively)	3	3,091,856	**5,139,710**	**757,500**
Notes receivable		94,697	**84,542**	**12,460**
Accounts receivable, net (net of allowance of RMB79,952 and RMB82,657 as of December 31, 2025 and June 30, 2026, respectively)	4	1,262,220	**1,099,745**	**162,082**
Amounts due from a related party (net of allowance of RMB nil and RMB570 as of December 31, 2025 and June 30, 2026, respectively)	15	–	**50,246**	**7,405**
Inventories	5	670,453	**868,501**	**128,001**
Prepayments and other current assets	6	282,431	**369,958**	**54,525**
Total current assets		7,069,163	**9,136,237**	**1,346,515**
Property and equipment, net	7	1,099,283	**1,129,146**	**166,416**
Intangible assets, net		95,507	**90,608**	**13,354**
Land-use rights, net		39,015	**38,583**	**5,686**
Long-term investments	8	2,781,670	**452,304**	**66,661**
Operating lease right-of-use assets		109,318	**93,019**	**13,709**
Other non-current assets		67,322	**64,265**	**9,472**
Total non-current assets		4,192,115	**1,867,925**	**275,298**
TOTAL ASSETS		11,261,278	**11,004,162**	**1,621,813**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	9	448,233	**395,490**	**58,288**
Notes payable		150,199	**92,533**	**13,638**
Accounts payable	10	592,560	**658,114**	**96,994**
Contract liabilities		21,019	**25,009**	**3,686**
Accrued warranty liability		77,672	**85,328**	**12,576**
Income tax payable		27,157	**27,517**	**4,056**
Accrued expenses and other current liabilities	11	578,495	**418,539**	**61,685**
Total current liabilities		1,895,335	**1,702,530**	**250,923**
Operating lease liabilities		85,555	**68,187**	**10,050**
Long-term borrowings	9	278,727	**242,006**	**35,667**
Other non-current liabilities		42,907	**40,748**	**6,005**

Condensed Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026
(Amounts in thousands, except share and per share data or otherwise noted)

		As of		
	Notes	December 31, 2025	**June 30, 2026**	
		RMB	***RMB***	***US$***
		(Audited)	***(Unaudited)***	***(Unaudited)***
				(Note 2)
Total non-current liabilities		407,189	**350,941**	**51,722**
Total liabilities		2,302,524	**2,053,471**	**302,645**
Commitments and contingencies	17			
Shareholders' equity				
Class A Ordinary shares (US$0.0000125 par value, 400,000,000 shares authorized, 215,990,888 and 215,990,888 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)		17	**17**	**2**
Class B Ordinary shares (US$0.0000125 par value, 7,200,000,000 shares authorized, 1,041,146,800 and 1,041,146,800 shares issued, 1,033,170,448 and 1,038,510,104 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)		90	**90**	**14**
Additional paid-in capital		11,925,963	**11,992,137**	**1,767,422**
Accumulated other comprehensive income (loss)		6,529	**(156,573)**	**(23,076)**
Accumulated deficit		(2,973,845)	**(2,884,980)**	**(425,194)**
Total Shareholders' equity		8,958,754	**8,950,691**	**1,319,168**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,261,278	**11,004,162**	**1,621,813**

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30, 2025 and 2026
(Amounts in thousands, except share and per share data or otherwise noted)

	Notes	Six Months Ended June 30, 2025	2026	
		RMB	***RMB***	***US$***
		(Unaudited)	***(Unaudited)***	***(Unaudited)***
				(Note 2)
Net revenues	12	1,231,690	**1,541,382**	**227,172**
Cost of revenues		(711,977)	**(930,113)**	**(137,082)**
Gross Profit		519,713	**611,269**	**90,090**
Operating expenses:				
Sales and marketing expenses		(92,857)	**(91,075)**	**(13,423)**
General and administrative expenses		(117,807)	**(119,744)**	**(17,648)**
Research and development expenses		(382,525)	**(435,846)**	**(64,236)**
Other operating income, net		62,880	**29,030**	**4,279**
Total operating expenses		(530,309)	**(617,635)**	**(91,028)**
Loss from operations		(10,596)	**(6,366)**	**(938)**
Interest income		41,488	**115,779**	**17,064**
Interest expenses		(11,552)	**(9,934)**	**(1,464)**
Investment income, net		–	**36,566**	**5,389**
Foreign exchange gain (loss), net		7,960	**(47,372)**	**(6,982)**
Other (loss) income, net		(713)	**197**	**29**
Net income before income tax and share of loss in equity method investments		26,587	**88,870**	**13,098**
Income tax expense	13	(27)	**(5)**	**(1)**
Share of loss in equity method investment		(23)	**–**	**–**
Net income		26,537	**88,865**	**13,097**
Net income attributable to ordinary shareholders of the Company		26,537	**88,865**	**13,097**
Net earnings per share:				
Basic	16	0.03	**0.07**	**0.01**
Diluted	16	0.02	**0.07**	**0.01**
Weighted average shares used in calculating net earnings per share:				
Basic	16	1,055,503,080	**1,251,081,328**	**1,251,081,328**
Diluted	16	1,111,618,112	**1,303,746,620**	**1,303,746,620**
Net income		26,537	**88,865**	**13,097**
Other comprehensive income (loss), net of tax of nil:				
Foreign currency translation adjustments		30,245	**(163,102)**	**(24,038)**
Comprehensive income (loss)		56,782	**(74,237)**	**(10,941)**

Condensed Consolidated Statements of Changes in Shareholders' Equity

For the Six Months Ended June 30 2025 and 2026

(Amounts in thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders' equity
	Number	*RMB**	*Number*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Balance as of December 31, 2024 *(audited)*	240,127,240	19	809,150,448	70	7,577,113	(292,721)	(3,409,725)	56,975	3,931,731
Net income	-	-	-	-	-	-	26,537	-	26,537
Foreign currency translation	-	-	-	-	-	-	-	30,245	30,245
Share-based compensation	-	-	-	-	55,384	-	-	-	55,384
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	-	-	13,731,816	1	18,615	-	-	-	18,616
Conversion of Class A Ordinary Shares into Class B Ordinary Shares	(24,136,352)	(2)	24,136,352	2	-	-	-	-	-
Settlement of subscription receivables in connection the 2021 Reorganization	-	-	-	-	-	292,721	-	-	292,721
Balance as of June 30, 2025 *(unaudited)*	215,990,888	17	847,018,616	73	7,651,112	-	(3,383,188)	87,220	4,355,234
Balance as of December 31, 2025 *(audited)*	**215,990,888**	**17**	**1,033,170,448**	**90**	**11,925,963**	**-**	**(2,973,845)**	**6,529**	**8,958,754**
Net income	**-**	**-**	**-**	**-**	**-**	**-**	**88,865**	**-**	**88,865**
Foreign currency translation	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(163,102)**	**(163,102)**
Share-based compensation	**-**	**-**	**-**	**-**	**60,206**	**-**	**-**	**-**	**60,206**
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	**-**	**-**	**5,339,656**	**0**	**5,968**	**-**	**-**	**-**	**5,968**
Balance as of June 30, 2026 *(unaudited)*	**215,990,888**	**17**	**1,038,510,104**	**90**	**11,992,137**	**-**	**(2,884,980)**	**(156,573)**	**8,950,691**

* The amount less than RMB1 is rounded to zero

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2026
(Amounts in thousands, except share and per share data or otherwise noted)

	Six months ended June 30,		
	2025	**2026**	
	RMB	***RMB***	***US$***
	(Unaudited)	***(Unaudited)***	***(Unaudited)***
			(Note 2)
Cash flows from operating activities:			
Net cash used in operating activities	(265,432)	**(102,561)**	**(15,115)**
Cash flows from investing activities:			
Purchases of short-term investments	(180,000)	**(782,800)**	**(115,370)**
Maturity of short-term investments	432,000	**1,017,492**	**149,960**
Purchases of property and equipment	(114,874)	**(141,284)**	**(20,823)**
Purchases of intangible assets	(17,744)	**(7,142)**	**(1,053)**
Purchases of equity securities	(100,000)	**–**	**–**
Net cash provided by investing activities	19,382	**86,266**	**12,714**
Cash flows from financing activities:			
Cash distribution to shareholders of Shanghai Hesai in connection with the 2021 Reorganization	(292,721)	**–**	**–**
Cash contribution from shareholders in connection with the 2021 Reorganization	292,721	**–**	**–**
Proceeds from long-term borrowings	64,216	**38,082**	**5,613**
Proceeds from short-term borrowings	311,777	**393,214**	**57,953**
Repayment of short-term and long-term borrowings	(239,019)	**(520,760)**	**(76,750)**
Payment of offering costs	(12,242)	**–**	**–**
Proceeds from issuance of ordinary shares upon the exercise of share options	18,217	**5,749**	**847**
Net cash provided by (used in) financing activities	142,949	**(83,715)**	**(12,337)**
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(1,035)	**(43,961)**	**(6,480)**
Net decrease in cash, cash equivalents and restricted cash	(104,136)	**(143,971)**	**(21,218)**
Cash, cash equivalents and restricted cash, beginning of the period	2,842,560	**1,667,506**	**245,760**
Cash, cash equivalents and restricted cash, end of the period	2,738,424	**1,523,535**	**224,542**
Cash paid during the period for:			
Income taxes	425	**5**	**1**
Domestic (Chinese Mainland)	425	**5**	**1**
Interest (net of capitalized amount of RMB651 and RMB8 for the six months ended June 30, 2025 and 2026, respectively)	11,668	**10,000**	**1,474**
Supplemental disclosure of non-cash investing and financing activities:			
Purchase of property and equipment included in payable	118,185	**54,149**	**7,981**
Decrease in lease liabilities due to partial termination of lease contract	28,787	**–**	**–**
Increase in right-of-use assets in exchange for leases liabilities	16,324	**–**	**–**

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2026

(Amounts in thousands, except share and per share data or otherwise noted)

	Six months ended June 30,		
	2025	**2026**	
	RMB	***RMB***	***US$***
	(Unaudited)	***(Unaudited)***	***(Unaudited)***
			(Note 2)
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statements of financial position that sum to the total of the same such amounts shown in the statements of cash flows:			
Cash and cash equivalents	2,734,345	**1,510,094**	**222,560**
Restricted cash	4,079	**13,441**	**1,982**
Cash, cash equivalents and restricted cash	2,738,424	**1,523,535**	**224,542**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Description of Business and Corporate History

Hesai Group (the "**Company**") was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company, together with its subsidiaries (collectively, the "**Group**") is primarily engaged in the development, manufacture and sales of 3-dimensional light detection and ranging solutions, or LiDAR, and other products related to spatial intelligence and robots.

The Group's history began in October 2014 with the establishment of Shanghai Hesai Photonics Co., Ltd. ("**Hesai Photonics**"), a limited liability company established in the People's Republic of China (the "**PRC**") by Dr. Kai Sun, Dr. Yifan Li and Mr. Shaoqing Xiang (collectively known as the "**Founding Shareholders**"). In August 2020, Hesai Photonics was converted by its then shareholders into a joint stock company under the PRC law and changed its name to Shanghai Hesai.

In 2021, the Founding Shareholders and all of the investors of Shanghai Hesai undertook an equity restructuring in order to re-domicile its business from the PRC to the Cayman Islands (the "**2021 Reorganization**").

The Company's shares have been listed in the Nasdaq Stock Exchange in the United States since February 2023 and the Main Board of the Hong Kong Stock Exchange since September 2025, respectively.

As of June 30, 2026, the Group conducted its business operations across its principal subsidiaries as follows:

Name of subsidiaries	Date and place of incorporation/ registration/ operations	Registered capital	Paid in capital	Proportion of ownership interest held by the Group %	Principal activities
Hesai Hong Kong Limited ("**Hesai HK**")	May 6, 2021, Hong Kong	One US dollar	One US dollar	100	Investment holding
Hesai Technology Co., Ltd. ("**Shanghai Hesai**")*	October 22, 2014, PRC	RMB 1,096,000	RMB 1,096,000	100	Development, Manufacture and sales of LiDAR
Hertz Technology Co., Ltd.#	October 13, 2022, PRC	RMB 222,000	RMB 220,946	100	Manufacture of LiDAR
Hesai (Thailand) Limited ("**Hesai Thailand**")	June 19, 2023, Thailand	Thai Baht ("**TBH**") 200,100	TBH 200,000	100	Manufacture and sales of LiDAR
Shanghai Hesai Zhineng Keji Co., Ltd ("**Shanghai Zhineng**")	November 8, 2023, PRC	US$20,000	–	100	Development and sales of LiDAR, Business operation

* Shanghai Hesai is a wholly foreign owned enterprise and limited liability company established in the PRC.

Hertz Technology Co., Ltd. is an equity joint venture and limited liability company established in the PRC.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group's financial position as of June 30, 2026, results of operations and cash flows for the six months ended June 30, 2025 and 2026. The condensed consolidated balance sheet at December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

2.2 Summary of significant accounting policies

Basis of Consolidation

The condensed consolidated financial statements presented herein represent financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the six months ended June 30, 2025 and 2026. Actual results could differ from those estimates. On an ongoing basis, the Group's management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group's condensed consolidated financial statements mainly include allowance for credit losses, inventory write-down, warranty reserves, estimation of price adjustments and fair value of financial instruments.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Fair value measurements

The established fair value hierarchy as defined by U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Group's short-term financial instruments measured at amortized cost approximate their fair values due to their short-term nature include cash and cash equivalents, time deposits with maturities between three months and one year included in short-term investments, accounts receivable, notes receivable, amounts due from a related party, other receivables included in other current assets, accounts payable, notes payable, other current liabilities, and short-term borrowings. The time deposits with maturities more than one year included in long-term investments were measured at amortized cost which approximate their fair values. The fair value of long-term borrowings approximate to their carry amounts because the annual interest rates of such borrowings are similar to the prevailing market interest rate.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Fair value measurements (Continued)

The following table presents the assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2025 (audited)	Fair Value Measurements at Reporting Date Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	*RMB*	*RMB*
Short-term investments – structured financial products	–	220,877	–

As of June 30, 2026 (unaudited)	**Fair Value Measurements at Reporting Date Using**		
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
	RMB	***RMB***	***RMB***
Short-term investments – structured financial products	**–**	**100,343**	**–**
Short-term investments – fund investments	**–**	**441,346**	**–**
Short-term investments – equity securities	**34,960**	**–**	**–**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Fair value measurements (Continued)

The structured financial products issued by commercial banks in the PRC are financial instruments with variable interest rates indexed mainly to exchange rates and/or price of commodities. The fund investments are financial instruments with variable interest rates indexed mainly to the performance of underlying assets. In accordance with ASC 820, Fair Value Measurement, the Group elected the fair value option at the date of initial recognition to measure structured financial products at fair value on a recurring basis with changes in the fair value are recorded as interest income in the condensed consolidated statements of operations and comprehensive income (loss). The fair values of these structured financial products were determined by using Level 2 significant other observable input by applying the interest rate implied by the forward interest rate of underlying indices. The fair values of these fund investments were determined by referencing to executable transaction price provided by third-party financial institutions for such investment products which is deemed Level 2 significant other observable input. The Group recorded fair value changes of structured financial products of RMB1,994 (unaudited) and RMB1,549 (unaudited) as interest income, and recorded fair value changes of fund investments of RMB nil (unaudited) and RMB866 (unaudited) as investment income in the condensed consolidated statements of operations and comprehensive income, for the six months ended June 30, 2025 and 2026, respectively.

The Group's equity securities with readily determinable fair values are carried at fair value using quoted market prices currently available on a securities exchange and are classified within Level 1. The Group recorded fair value changes of equity securities of RMB nil (unaudited) and RMB11,706 (unaudited) as investment income in the condensed consolidated statements of operations and comprehensive income, for the six months ended June 30, 2025 and 2026.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Fair value measurements (Continued)

Certain assets are measured on a non-recurring basis. The following table presents the fair value and losses recognized for the six months ended June 30, 2026 due to impairment of the related assets.

As of June 30, 2026 (unaudited)	Fair Value Measurements at Reporting Date Using		
Description	Fair Value *RMB*	Significant Unobservable Inputs (Level 3) *RMB*	Total Loss for the period *RMB*
Property and equipment, net	**16,500**	**16,500**	**15,532**

Property and equipment, net, right-of-use assets and intangible assets were primarily valued using the income approach based on discounted cash flows associated with the underlying assets, which incorporate certain assumptions including factors that the Group considers in deciding when performing an impairment review include, but are not limited to, significant under-performance of a business in relation to expectations, and significant changes or planned changes in the use of the assets. For the six months ended June 30, 2025 and 2026, the Group recorded impairment of property and equipment, net of nil (unaudited) and RMB15,532 (unaudited) as other operating income, net in the condensed consolidated statements of operations and comprehensive income (loss), respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group's customers, which are recorded net of allowance for credit losses. The Group manages customers by six pools – domestic PRC OEM customers, domestic PRC other customers, overseas OEM customers, overseas other customers, customers facing operational difficulties and other special customers. For the purposes of performing ongoing credit evaluation, the customers are aggregated into two portfolio segments by reviewing their credit rating and assessing allowance for credit loss based on expected credit loss model. Category 1 consists of the first four pools customers who have a relatively low credit risk and no default history. Category 2 is for customers facing operational difficulties and other special circumstances who have a relatively higher credit risk. The Group develops a current expected credit loss ("**CECL**") model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Account receivable balances are written off after all collection efforts have been exhausted.

Revenue recognition

The Group recognizes revenue from sales of LiDAR products and SGI products including products related to spatial intelligence and robots at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. The Group's general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore the Group does not estimate returns. The Group's standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Discrete price adjustments, such as sales discounts, may occur in order for the Group to remain competitive with market prices. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price adjustments as estimated at contract inception. The Group's estimation of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all relevant information (historical, current and forecasted) that is reasonably available to the Group. The Group adjusts the estimate of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivables are due under normal trade terms, typically within 30 to 90 days.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

***Revenue recognition** (Continued)*

For LiDAR solution that the Group offers customers with a combination of hardware, software, deployment and professional services and engineering design, development and validation service projects, control of the goods and services may be transferred over time or at a point in time depending on the terms of the contract. Control of the goods and services is transferred over time when the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenue over time using an input method based on contract cost incurred to date compared to total estimated contract cost (cost-to-cost) as the services are provided. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The Group utilizes the practical expedient under ASC 606 and does not disclose unsatisfied performance obligations for the Group's contracts as these contracts generally have an original duration of less than one year.

The Group typically provides standard product warranties on LiDARs and SGI products. For LiDARs used in autonomous mobility sector and products related to spatial intelligence and robots, such warranties last one to five years. For those used in advanced driver assistance system sector, such warranties cover no more than five years or 150 thousand kilometers, whichever comes first. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products.

Changes in the Group's accrued warranty liability were as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Balance as of the beginning of the period	43,607	**77,672**
Warranty provision	20,264	**23,870**
Consumption	(6,266)	**(16,214)**
Balance as of the end of the period	57,605	**85,328**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

***Revenue recognition** (Continued)*

A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group's right to consideration is conditional on future performance in the contract. The Group records a contract asset for unbilled receivables for certain customers where the control of the goods or services has been transferred. A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group's contract liabilities mainly consist of payments received from customers before they received the products.

Segment

The Chief Executive Officer, Chief Scientist and Chief Technology Officer (collectively referred to the "**founders**") are identified as the chief operating decision maker ("**CODM**").

For the six months ended June 30, 2025, the Group operates in one operating segment, which includes all activities related to the development, manufacturing, and delivery of LiDAR products.

Beginning in 2026, the Group launched Strategic Growth Initiative ("**SGI**") as a new operating segment, which includes all activities related to the development, manufacturing, and delivery of the products related to spatial intelligence and robots. The Group operates in two operating segments for the six months ended June 30, 2026. The determination of two operating segments is consistent with the information presented in consolidated financial information regularly provided to the Group's CODM.

The CODM reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. The CODM uses performance measure to monitor budget versus actual results. See Note 12 for a description of the Group's disaggregated revenues by product line and geographic location. Further, the CODM reviews and utilizes cost of revenues and operating expenses to manage the Segments' operation. The Group's CODM does not review balance sheet information of the segments.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

***Segment** (Continued)*

Segment information of the Group's business for the six months ended June 30, 2025 and 2026 is as follow:

	For the six months ended June 30, 2025 Lidar *RMB* *(unaudited)*
Net revenues	1,231,690
Cost of revenues and total operating expenses	1,242,286
Loss from operations	(10,596)
Interest income	41,488
Interest expenses	(11,552)
Investment income, net	–
Foreign exchange gain (loss), net	7,960
Other income, net	(713)
Net income before income tax and share of loss in equity method investments	26,587
Income tax expense	(27)
Share of loss in equity method investment	(23)
Net income	26,537

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Segment *(Continued)*

	For the six months ended June 30, 2026		
	Lidar	**SGI**	**Total**
	RMB	***RMB***	***RMB***
	(unaudited)	***(unaudited)***	***(unaudited)***
Net revenues	**1,496,439**	**44,943**	**1,541,382**
Cost of revenues and total operating expenses	**(1,388,259)**	**(159,489)**	**(1,547,748)**
Income/(loss) from operations	**108,180**	**(114,546)**	**(6,366)**
Interest income			**115,779**
Interest expenses			**(9,934)**
Investment income, net			**36,566**
Foreign exchange gain (loss), net			**(47,372)**
Other income, net			**197**
Net income before income tax and share of loss in equity method investments			**88,870**
Income tax expense			**(5)**
Net income			**88,865**

The following tables represent property and equipment, net, intangible assets, net, operating lease right-of-use assets, and land use rights, net by geographical region.

	As of December 31, 2025 *(audited)*	**As of June 30, 2026** ***(unaudited)***
Chinese Mainland	1,232,831	**1,224,463**
Thailand	57,165	**77,105**
Switzerland	44,938	**42,767**
United States	7,156	**6,059**
Other regions	1,033	**962**
Total	1,343,123	**1,351,356**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, long-term investments, notes receivables, accounts receivable, amounts due from a related party and other receivables included in prepayments and other current assets.

The Group places its cash and cash equivalents, notes receivables, short-term investments and long-term investments in various financial institutions in the PRC, Hong Kong, and the United States. The Group believes that no significant credit risk exists as all of the Group's cash and cash equivalents, short-term investments, long-term investments, and notes receivables are held with financial institutions that Group's management assessment to be high credit quality.

Accounts receivable and amounts due from a related party are typically unsecured and are derived from revenue earned from the customers. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for credit losses based on CECL model developed by the Group, which considers historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

Other receivables included in prepayments and other current assets can be applied for deduction of future payments for expenses. The Group has no significant concentration of credit risk with respect to its other receivables.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Concentration of risks *(Continued)*

Concentration of customers

The following customers accounted for 10% or more of revenue for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,	
	2025 (unaudited)	**2026 (unaudited)**
Customer A	23.7%	**13.1%**
Customer B	*	**11.4%**
Customer C	21.0%	**11.1%**

* Less than 10% of the Group's revenue.

The following customers accounted for 10% or more of the Group's accounts receivable and amounts due from a related party as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025 (audited)	**As of June 30, 2026 (unaudited)**
Customer A	*	**10.1%**
Customer B	*	**13.0%**
Customer C	12.5%	*
Customer D	16.3%	**11.2%**

* Less than 10% of the Group's accounts receivable and amounts due from a related party.

Concentration of suppliers

The Group does not have suppliers accounted for 10% or more of purchases for the six months ended June 30, 2025 and 2026.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Convenience translation

The Group's business is primarily conducted in Chinese Mainland and most of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US$ using the then current exchange rates, for the convenience of the readers. Translations of balances in the condensed consolidated balance sheet, condensed consolidated statement of operations and comprehensive income and condensed consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7851 representing the noon buying rate set forth in the H.10 statistical release of the United States of June 30, 2026.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had share options, which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options is computed using the treasury stock method.

On July 10, 2026, the Company implemented share subdivision of the Company on the basis of every one existing issued and unissued share into eight subdivided shares ("**Share Subdivision**"). The Company accounted for Share Subdivision on a retrospective basis pursuant to ASC 260, Earnings Per Share. All issued and outstanding common stock, stock option awards, restricted share units, exercise prices and per share data have been adjusted in these consolidated financial statements, on a retrospective basis, to reflect the Share Subdivision for all periods presented.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

3. SHORT-TERM INVESTMENTS

The following table summarizes the Group's balances of short-term investments:

	As of December 31, 2025 RMB *(audited)*	**As of June 30, 2026 RMB *(unaudited)***
Time deposits	2,870,979	**4,563,061**
Structured bank financial products	220,877	**100,343**
Fund investments	–	**441,346**
Equity securities	–	**34,960**
Total short-term investments	3,091,856	**5,139,710**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and expected credit losses, as of December 31, 2025 and June 30, 2026 are as follows:

	As of December 31, 2025 RMB *(audited)*	**As of June 30, 2026 RMB *(unaudited)***
Accounts receivable	1,342,172	**1,182,402**
Less: allowance for expected credit losses	(79,952)	**(82,657)**
Total accounts receivable, net	1,262,220	**1,099,745**

The following is an aged analysis of accounts receivable presented based on dates of delivery of goods/rendering of services.

	As of December 31, 2025 RMB *(audited)*	**As of June 30, 2026 RMB *(unaudited)***
Within 6 months	1,215,057	**1,028,077**
7 months to 1 year	53,251	**59,598**
1 to 2 years	18,614	**37,016**
Over 2 years	55,250	**57,711**
	1,342,172	**1,182,402**
Less: allowance for expected credit losses	(79,952)	**(82,657)**
Balance at end of year	1,262,220	**1,099,745**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

4. ACCOUNTS RECEIVABLE, NET (Continued)

The roll-forward of the allowance for credit losses related to accounts receivable for the year ended December 31, 2025 and the six months ended June 30, 2026 consists of the following activity:

	For the year ended December 31, 2025 RMB *(audited)*	**For the six months ended June 30, 2026 RMB *(unaudited)***
Balance at beginning of year	54,972	**79,952**
Provision for expected credit losses	24,980	**6,569**
Write-off	–	**(3,864)**
Balance at end of year	79,952	**82,657**

5. INVENTORIES

	As of December 31, 2025 RMB *(audited)*	**As of June 30, 2026 RMB *(unaudited)***
Raw materials	183,056	**459,321**
Work-in-process	310,477	**205,165**
Finished goods	176,920	**204,015**
Total	670,453	**868,501**

Inventory write-down was RMB18,333 (unaudited) and RMB11,672 (unaudited), respectively, for the six months ended June 30, 2025 and 2026.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets, as of December 31, 2025 and June 30, 2026 were as follows:

	As of December 31, 2025 RMB *(audited)*	**As of June 30, 2026 RMB *(unaudited)***
Advances to suppliers	158,519	**216,101**
Deposits	9,993	**10,510**
Prepaid expenses	11,436	**18,216**
Value-added tax recoverable	80,339	**114,157**
Others	22,144	**10,974**
Total	282,431	**369,958**

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, as of December 31, 2025 and June 30, 2026 are as follows:

	As of December 31, 2025 RMB *(audited)*	**As of June 30, 2026 RMB *(unaudited)***
Cost		
Land	42,439	**38,954**
Buildings	342,706	**342,773**
Electronic equipment	173,819	**191,646**
Leasehold improvements	112,866	**157,320**
Machinery and equipment	533,554	**584,532**
Furniture and fixture	193,318	**193,318**
Transportation vehicles	8,158	**8,650**
Total cost	1,406,860	**1,517,193**
Less: accumulated depreciation	(363,172)	**(432,525)**
Less: impairment provision	(21,845)	**(34,039)**
Property and equipment, net	1,021,843	**1,050,629**
Construction in Progress	77,440	**78,517**
Total	1,099,283	**1,129,146**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

7. PROPERTY AND EQUIPMENT, NET (Continued)

Construction in progress as of June 30, 2026 represents the Group's renovation and upgrade of certain production lines in Hertz factory. Depreciation expenses were RMB67,628 (unaudited) and RMB71,477 (unaudited) for the six months ended June 30, 2025 and 2026, respectively. The Group recorded impairment provision of RMB nil (unaudited) and RMB15,532 (unaudited) for fixed assets with no use value due to project termination in other operating income, net for the six months ended June 30, 2025 and 2026.

8. LONG-TERM INVESTMENTS

The following table summarizes the Group's balances of long-term investments:

	As of December 31, 2025 *RMB* *(audited)*	**As of June 30, 2026** ***RMB*** ***(unaudited)***
Time deposits	2,751,670	**422,304**
Investments in equity securities without readily determinable fair value	30,000	**30,000**
Total	2,781,670	**452,304**

9. BORROWINGS

The short-term and long-term borrowings as of December 31, 2025 and June 30, 2026 were as follows:

	As of December 31, 2025 *RMB* *(audited)*	**As of June 30, 2026** ***RMB*** ***(unaudited)***
Short-term borrowings:		
Short-term bank borrowings	51,776	**–**
Secured bank borrowings related to discounted notes receivable	280,000	**270,000**
Long-term bank borrowings, current portion	116,457	**125,490**
Total	448,233	**395,490**
Long-term borrowings:		
Long-term bank borrowings	278,727	**242,006**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

9. BORROWINGS (Continued)

As of December 31, 2025 and June 30, 2026, land-use rights and constructions with a total book value of RMB362,033 (audited) and RMB360,684 (unaudited) were pledged to secure banking facilities for current portion of long-term borrowing of RMB89,516 and long-term borrowing of RMB74,597. The weighted average interest rate on short-term borrowings as of June 30, 2025 and 2026 is 2.38% per annum (audited) and 2.45% per annum (unaudited), respectively.

The Group has RMB848,224 and RMB143,687 unused short-term and long-term bank facility as of December 31, 2025, respectively. The Group has RMB700,000 and RMB115,381 unused short-term and long-term bank facility as of June 30, 2026, respectively.

The principal maturities of the long-term borrowings as of December 31, 2025 and June 30, 2026 are as follows:

	As of December 31, 2025 *RMB* *(audited)*	**As of June 30, 2026** ***RMB*** ***(unaudited)***
2027	119,355	**89,597**
2028	–	**45,000**
2029 and after	159,372	**107,409**
Total	278,727	**242,006**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

10. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on invoice date.

	As of December 31, 2025 RMB (audited)	**As of June 30, 2026 RMB (unaudited)**
Within 6 months	591,757	**657,154**
7 months to 1 year	–	**43**
1 to 2 years	803	**917**
Total	592,560	**658,114**

The average credit period on purchases of goods is 90 days.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities, as of December 31, 2025 and June 30, 2026 are as follows:

	As of December 31, 2025 RMB (audited)	**As of June 30, 2026 RMB (unaudited)**
Salaries and welfare payables	252,773	**160,539**
Payables for purchase of property and equipment	108,404	**54,149**
Accrued expenses	162,930	**145,215**
Current portion of operating lease liabilities	36,764	**30,342**
VAT and other tax payables	15,315	**27,422**
Advances from employees	2,309	**872**
Total	578,495	**418,539**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

12. NET REVENUES

The following table presents the Group's net revenues for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
LiDAR revenues		
LiDAR products	1,205,621	**1,491,625**
Engineering design, development and validation service	16,843	**–**
Other products	4,467	**2,772**
Other services	4,759	**2,042**
SGI revenues		
SGI products	–	**41,717**
Manufacturing and support services for SGI	–	**3,226**
Total	1,231,690	**1,541,382**

The following table summarizes the Group's revenues recognized at a point in time or over time.

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Revenue recognized at a point of time	1,231,690	**1,541,345**
Revenue recognized over time	–	**37**
Total	1,231,690	**1,541,382**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

12. NET REVENUES (Continued)

The following table summarizes the Group's revenues disaggregated by the different geographic location.

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Revenue by geographic location		
Chinese Mainland	998,299	**1,145,285**
North America	142,906	**282,367**
Europe	59,599	**62,172**
Other regions	30,886	**51,558**
Total	1,231,690	**1,541,382**

Revenues at amount of RMB16,185 and RMB12,693 were recognized for the six months ended June 30, 2025 and 2026, respectively, that were included in the balance of contract liabilities at the beginning of each year.

13. INCOME TAXES

The current and deferred portion of income tax expenses included in the condensed consolidated statements of operations and comprehensive income (loss) are as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(Unaudited)	***(Unaudited)***
Current tax expenses	27	**5**
Deferred tax expenses	–	**–**
Income tax expenses	27	**5**

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The Group's effective tax rate for the six months ended June 30, 2025 and 2026 were 0.10% (unaudited) and 0.01% (unaudited), respectively.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

14. SHARE-BASED COMPENSATION

Employee share options

No share options were granted for the six months period ended June 30, 2026.

The following table summarizes the activities of the Group's share options classified as equity for the six months ended June 30, 2026:

	Number of options	Weighted average exercise price *RMB*	Weighted average grant date fair value *RMB*	Weighted average remaining contract life *Years*	Aggregate intrinsic value *RMB*
Outstanding at January 1, 2026	68,510,872	1.59	6.31	4.96	819,816
Granted	–				
Forfeited	2,114,728	1.80			
Exercised	4,641,488	1.57			66,107
Outstanding at June 30, 2026	61,754,656	1.49	6.28	4.49	873,754
Vested and expected to vest as of June 30, 2026	61,754,656	1.49	6.28	4.49	873,754
Exercisable as of June 30, 2026	27,561,354	1.78	6.34	3.56	386,300

The weighted-average grant-date fair value of options granted during the six-month periods ended June 30, 2025 and 2026 was RMB11.63 (unaudited) and RMB nil (unaudited), respectively. The total intrinsic value of options exercised during six-month periods ended June 30, 2025 and 2026, was RMB150,805 (unaudited) and RMB66,107 (unaudited) respectively.

Total compensation expense recognized for the six months ended June 30, 2025 and 2026 was RMB51,997 (unaudited) and RMB43,476 (unaudited), respectively.

As of June 30, 2026, there was RMB176,932 (unaudited) of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.44 (unaudited) years.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

14. SHARE-BASED COMPENSATION (Continued)

Restricted share units ("RSUs")

On March 24, May 20, June 12, 2026 under the 2021 Plan, the Company granted 13,292,240 RSUs to eligible management team, the vesting schedule of the awards include:

1) Twenty-five percent (25%) of the 12,849,120 RSUs to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

2) One-eighth (1/8) of the 390,600 RSUs shall vest on each semi-annual anniversary of the vesting commencement Date, for eight consecutive installments over a four-year period.

3) One-third (1/3) of the 52,520 RSUs shall vest on each of the first anniversary of the Vesting Commencement Date, December 24, 2027, and December 23, 2028.

The following table summarizes the activities of the Group's RSUs classified as equity for the six months ended June 30, 2026:

	Numbers of RSUs	Weighted average grant date fair value *RMB*
Outstanding at January 1, 2026	**5,372,904**	**11.33**
Granted	13,292,240	16.34
Forfeited	446,552	15.86
Vested	698,168	5.88
Outstanding at June 30, 2026	**17,520,424**	**15.23**

The weighted-average grant-date fair value of share units granted during the six months period 2025 and 2026 was RMB14.16 (unaudited) and RMB16.34 (unaudited), respectively. Total compensation expense recognized for the six months period 2025 and 2026 was RMB3,387 (unaudited) and RMB16,730 (unaudited).

As of June 30, 2026, there was RMB249,570 (unaudited) of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 3.71 (unaudited) years.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

14. SHARE-BASED COMPENSATION (Continued)

Share-based compensation for all employee share options and restricted share units

The Group recorded share-based compensation expense of RMB55,384 (unaudited) and RMB60,206 (unaudited) for the six months ended June 30, 2025 and 2026, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Cost of revenues	4,258	**4,447**
Sales and marketing expenses	8,784	**8,534**
General and administrative expenses	8,756	**10,660**
Research and development expenses	33,586	**36,565**
Total	55,384	**60,206**

15. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Name of the related parties	Relationships
Mr. Kai Sun	Founding Shareholder
Mr. Yifan Li	Founding Shareholder
Mr. Shaoqing Xiang	Founding Shareholder
Mr. Minglie Hu	Shareholder
Mr. Min Ai	Shareholder
Shanghai Leyi Technology L.P.	An affiliate of Founding Shareholders
Sharpa Group and its subsidiaries ("**Sharpa**")	An associate of Founding Shareholders of the Group

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

15. RELATED PARTY TRANSACTIONS (Continued)

(a) For the six months ended June 30, 2025 and 2026, significant related party transactions were as follows:

	For six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Payment for equity acquisition		
Founding Shareholders and certain shareholders	292,721	–
Total	292,721	–

	For six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Subscription consideration received from shareholders		
Founding Shareholders and certain shareholders	292,721	–
Total	292,721	–

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

15. RELATED PARTY TRANSACTIONS (Continued)

(b) Transaction with Sharpa

In April 2025, the Company subscribed approximately 10% equity interest in Sharpa for a cash consideration of US$13.9 million, equivalent to approximately RMB100,000. The Group recorded this investment in equity securities without readily determinable fair value. In August 2025, the Company indirectly transferred its entire equity interest in Sharpa to two independent third-party investors for a cash consideration of US$38.4 million, equivalent to RMB275,563. The net gain on the indirect disposal of Sharpa after deduction of the related taxes and expenses were approximately US$20.7 million, equivalent to RMB148,047, which was recorded in other (loss) income, net.

For the six months period ended June 30, 2026, the Company sold robotic actuators and provided corresponding manufacturing and support services to Sharpa, recognizing total revenue of RMB44.9 million. For the six months period ended June 30, 2026, the Company purchased property and equipment from Sharpa at total consideration of RMB415, with outstanding payable balance of RMB415 recorded in accrued expenses and other current liabilities as of June 30, 2026.

(c) Amounts due from a related party

	As of December 31, 2025 RMB *(unaudited)*	**As of June 30, 2026 RMB *(unaudited)***
Amounts due from a related party, net of allowance		
Sharpa	–	**50,246**
Total	–	**50,246**

The amounts due from a related party represent the trade receivable from the above revenue transactions with Sharpa. The aging of the amounts due from a related party is within 6 months.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

16. NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the six months ended June 30,	
	2025	**2026**
	RMB	***RMB***
	(unaudited)	***(unaudited)***
Numerator		
Net income attributable to ordinary shareholders	26,537	**88,865**
Denominator		
Weighted average number of ordinary shares outstanding – basic	1,055,503,080	**1,251,081,328**
Incremental weighted-average ordinary shares from assumed exercise of share options and non-vested restricted stocks	56,115,032	**52,665,292**
Weighted average number of ordinary shares outstanding – diluted	1,111,618,112	**1,303,746,620**
Basic net earnings per share attributable to ordinary shareholders	0.03	**0.07**
Diluted net earnings per share attributable to ordinary shareholders	0.02	**0.07**

For the six months ended June 30, 2025 and 2026, the following share options and RSUs were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the period prescribed.

	For the six months ended June 30,	
	2025	**2026**
	Number	**Number**
	(unaudited)	***(unaudited)***
Shares issuable upon exercise of share options	1,128,192	**1,845,704**
Shares issuable upon vest of restricted share units	–	**195,928**
Total	1,128,192	**2,041,632**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

17. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments related to the manufacturing facilities

Future minimum capital payment under non-cancelable agreements are as follows:

	As of June 30, 2026 *RMB* *(unaudited)*
The remaining of 2026	**34,167**

Capital expenditure commitments related to the lease obligation

Future minimum capital payment under non-cancelable agreements are as follows:

	As of June 30, 2026 *RMB* *(unaudited)*
The remaining of 2026	**17,655**
2027	**35,421**
2028	**30,317**
2029	**22,270**
2030	**328**
Total	**105,991**

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

17. COMMITMENTS AND CONTINGENCIES (Continued)

Royalty fee commitments

The Group is obligated to make royalty payments to a third party from 2020 through 2030. The actual royalty fees for the six months ended June 30, 2025 and 2026 were RMB14,228 (unaudited) and RMB24,341 (unaudited), respectively.

Contingencies

The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

On April 7, 2023, the Company and certain of its officers, directors, authorized U.S. representative, and US IPO underwriters were named as defendants in a putative securities class action filed with federal court, alleging that the Company made false and misleading statements in its IPO registration statement.

The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

18. DIVIDENDS

No dividends have been declared or paid by the Company in respect of the six months ended June 30, 2025 and 2026.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS")

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS accounting standards issued by the International Accounting Standards Board. The differences in operating leases and inventory write-downs during the interim period are immaterial and will not be reconciled, and the effects of material differences between the consolidated financial statements prepared under U.S. GAAP and IFRSs are as follows:

Reconciliation of Consolidated Statements of Operations and Comprehensive (Loss) Income

	For the six months ended June 30, 2025 (unaudited)					
		IFRS adjustments				
Condensed Consolidated Statement of Operations and Comprehensive income (loss) (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))	Long-term investments (Note (f))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Cost of revenues	(711,977)	589	–	–	–	(711,388)
Sales and marketing expenses	(92,857)	(440)	–	–	–	(93,297)
General and administrative expenses	(117,807)	1,328	(20,470)	–	–	(136,949)
Research and development expenses	(382,525)	4,937	–	–	–	(377,588)
Other operating income, net	62,880	–	–	–	79,595	142,475
Net income attributable to ordinary shareholders of the Company	26,537	6,414	(20,470)	–	79,595	92,076
Other comprehensive income (loss)						
Foreign currency translation adjustments	30,245	–	–	(33,179)	–	(2,934)
Comprehensive income (loss)	56,782	6,414	(20,470)	(33,179)	79,595	89,142

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Statements of Operations and Comprehensive (Loss) Income (Continued)

	For the six months ended of June 30, 2026 (unaudited)			
		IFRSs adjustments		
Consolidated Statement of Operations and Comprehensive (loss) income (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation (Note (b))	Long-term investments (Note (f))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*
Cost of revenues	(930,113)	1,295	-	(928,818)
Sales and marketing expenses	(91,075)	14,102	-	(76,973)
General and administrative expenses	(119,744)	13,744	-	(106,000)
Research and development expenses	(435,846)	(4,384)	-	(440,230)
Other income, net	197	-	521	718
Net income (loss) attributable to ordinary shareholders of the Company	88,865	24,757	521	114,143
Other comprehensive loss				
Foreign currency translation adjustments	(163,102)	-	-	(163,102)
Comprehensive income (loss)	(74,237)	24,757	521	(48,959)

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Balance Sheets

	As of December 31, 2025 (audited)					
		IFRSs adjustments				
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Cash and cash equivalents (Note (e))	Listing expense (Note (c))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Cash and cash equivalents	1,663,492	–	–	(351,440)	–	1,312,052
Short-term investments	3,091,856	–	–	351,440	–	3,443,296
Total Assets	11,261,278	–	–	–	–	11,261,278
Shareholders' equity						
Additional paid-in capital	11,925,963	1,577,476	90,723	–	64,005	13,658,167
Accumulated other comprehensive income (loss)	6,529	(379,139)	–	–	–	(372,610)
Accumulated deficit	(2,973,845)	(1,198,337)	(90,723)	–	(64,005)	(4,326,910)
Total Shareholders' Equity	8,958,754	–	–	–	–	8,958,754

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

	As of June 30, 2026 (unaudited)						
		IFRSs adjustments					
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Cash and cash equivalents (Note (e))	Long-term investments (Note (f))	Listing expense (Note (c))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Cash and cash equivalents	1,510,094	-	-	(50,474)	-	-	1,459,620
Short-term investments	5,139,710	-	-	50,474	-	-	5,190,184
Investments measured at fair value through profit or loss	-	-	-	-	30,521	-	30,521
Long-term investments	452,304	-	-	-	(30,000)	-	422,304
Total Assets	11,004,162	-	-	-	521	-	11,004,683
Shareholders' equity							
Additional paid-in capital	11,992,137	1,577,476	65,966	-	-	64,005	13,699,584
Accumulated other comprehensive income (loss)	(156,573)	(379,139)	-	-	-	-	(535,712)
Accumulated deficit	(2,884,980)	(1,198,337)	(65,966)	-	521	(64,005)	(4,212,767)
Total Shareholders' Equity	8,950,691	-	-	-	521	-	8,951,212

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes:

(a) Classification and measurement of redeemable shares

Under U.S. GAAP, the Group classified the redeemable shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events that outside the Group's control. The redeemable shares were recorded initially at fair value, net of issuance costs. The Group recognized accretion as deemed dividend to the respective redemption value of the redeemable shares over the period starting from issuance date to the earliest redemption date. The accretion was recognized and charged against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRSs, the redeemable shares, which were contingently redeemable at the option of the holders, were classified as financial liabilities. The redeemable shares were designated as financial liabilities at fair value through profit or loss, which were initially and subsequently measured at fair value. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the redeemable shares that were attributed to changes in credit risk of the redeemable shares recognized in other comprehensive income (loss) were insignificant. The amount of change in the fair value of the financial liability was presented as other income (loss) in consolidated statements of operations and comprehensive (loss) income.

All the redeemable shares of the Company were converted into ordinary shares upon the completion of the Company's IPO in United States on February 9, 2023.

In the consolidated balance sheets as of December 31, 2025 and June 30, 2026, the impact of classification difference is an increase in additional paid-in capital of RMB1,577,476, and decrease in accumulated deficit, for the accretion impact that exhausted the additional paid-in capital, of RMB1,198,337.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes: (Continued)

(b) Share-based compensation

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period. Additionally, the Group has chosen to account for forfeitures when they occur.

Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Forfeitures must be estimated, and share-based compensation expenses were recognized net of estimated forfeitures.

Accordingly, the reconciliation includes differences in operating cost and expenses of RMB6,414, and RMB(24,757) for the six months ended June 30, 2025 and 2026, respectively and increases in additional paid in capital and accumulated deficit of RMB90,723 and RMB65,966 as of December 31, 2025 and June 30, 2026, respectively.

(c) Listing expense

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("**listing expenses**") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes a carried over reclassification between additional paid-in capital and accumulated deficit in shareholders' equity of RMB64,005.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes: (Continued)

(d) Receivables from shareholders

Under U.S. GAAP, shareholders' subscription consideration to the Company's equity that has not been paid is accounted for as a contra-equity account in subscription receivables using the historical exchange rates.

Under IFRSs, such shareholders' subscription consideration is recognized as a financial asset measured at amortized cost. Financial asset is a monetary item measured into the reporting currency using the exchange rate at the balance sheet date.

Accordingly, the reconciliation includes recognition of foreign currency translation differences of RMB33,179 in the condensed consolidated statement of operations and comprehensive (loss) income for the six months ended June 30, 2025. All shareholders' subscription considerations were settled in 2025 and would no longer constitute a reconciliation going forward.

(e) Cash and cash equivalent

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS. The reclassification doesn't result in difference in total assets.

Notes to the Condensed Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS ("IFRSS") (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes: (Continued)

(f) Long-term investments

Under U.S. GAAP, for equity securities, the investment without readily determinable fair values could be measured by applying an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term equity investments were recognized in the profit or loss.

Accordingly, the reconciliation includes increases in other operating income, net of RMB75,595 and RMB521 due to the fair value change of the Group's long-term investments during the six months ended June 30, 2025 and 2026, respectively.

20. SUBSEQUENT EVENTS

Except for the Share Subdivision as disclosed in "Earnings per share" under Note 2, no other material subsequent event was identified from July 1, 2026 and up to the date of approval of these condensed consolidated financial statements.

Definitions

"2021 Share Incentive Plan", "2021 Plan" or "Share Incentive Plan"	the share incentive plan adopted by our Company in June 2021, as amended from time to time, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or the Compensation Committee or persons authorized by the Board
"ADAS"	advanced driver-assistance systems
"ADS(s)"	American depositary share(s), each of which represents one Class B Ordinary Share
"Articles" or "Articles of Association"	The third amended and restated memorandum and articles of association of the Company adopted by a special resolutions of the shareholders of the Company on March 3, 2026 (as amended from time to time)
"ASIC"	application-specific integrated circuit, an integrated circuit designed for specific purposes and manufactured for specific user requirements and electronic systems
"Audit Committee"	the audit committee of the Board
"Board" or "Board of Directors"	the board of Directors of the Company
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A Ordinary Share(s)"	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class A Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Class B Ordinary Share(s)"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per share on any resolution tabled at the Company's general meetings
"Co-Founder(s)"	Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang

Definitions

"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "Hesai", "we" or "us"	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021
"Compensation Committee"	the compensation committee of the Board
"connected person(s)"	has the meaning ascribed to it in the Listing Rules
"connected transaction(s)"	has the meaning ascribed to it in the Listing Rules
"Controlling Shareholders"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules
"Existing Annual Cap"	the existing annual cap under the Existing Supply of Products Framework Agreement for the year ending December 31, 2026 as disclosed in the Company's announcement dated March 25, 2026
"Existing Supply of Products Framework Agreement"	the supply of products framework agreement dated March 25, 2026 entered into between Shanghai Hesai and Shanghai Sharpa
"Depositary"	Deutsche Bank Trust Company Americas
"Director(s)"	the director(s) of the Company
"GAAP"	accounting principles generally accepted in the United States of America
"Global Offering"	The Hong Kong Public Offering and the International Offering as defined in the Prospectus

Definitions

"Group" or "Hesai Technology"	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"LiDAR" or "lidar"	light detection and ranging, a remote sensing method that uses light to measure the distance or range of objects
"Listing"	the listing of the Class B ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	Being September 16, 2025, on which the Class B ordinary shares were listed on the Hong Kong Stock Exchange
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules
"Nasdaq" or "NASDAQ"	the Nasdaq Global Select Market
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"OEM"	original equipment manufacturer, which assembles and installs automotive parts during the construction of a new vehicle
"Options"	share options of the Company under the 2021 Plan
"Prospectus"	the prospectus of the Company dated September 8, 2025

Definitions

"Prospectus Date"	September 8, 2025
"R&D"	research and development
"Reporting Period"	the six months ended June 30, 2026
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules and the Articles of Association, being: (i) any amendment to the Memorandum or the Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company
"Revised Supply of Products Framework Agreement"	the supplemental supply of products framework agreement dated July 31, 2026 entered into between Shanghai Hesai and Shanghai Sharpa to revise the Existing Annual Cap for the Existing Supply of Products Framework Agreement
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"Robotics"	autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications
"RSU(s)"	restricted share units
"SEC"	the Securities and Exchange Commission of the United States
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"SGI"	Strategic Growth Initiatives

Definitions

"Shanghai Hesai"	Hesai Technology Co., Ltd.* (上海禾賽科技有限公司), a limited liability company established under the laws of the PRC on October 22, 2014
"Shanghai Sharpa"	Shanghai Rift Valley Intelligent Technology Co., Ltd. (上海大裂谷智能科技有限公司), a limited liability company established under the laws of the PRC on December 5, 2024, a subsidiary of Sharpa Group, an exempted company with limited liability incorporated in the Cayman Islands
"Share(s)"	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Subdivision"	the share subdivision on the basis that every existing ordinary Share of the Company with a par value of US$0.0001 each be subdivided into eight (8) subdivided ordinary Shares of the Company with a par value of US$0.0000125 each, which became effective on July 10, 2026
"Shareholder(s)	holder(s) of Shares and, where the context requires, ADSs
"subsidiary(ies)"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"U.S. GAAP"	accounting principles generally accepted in the United States of America
"U.S." or "United States"	the United States of America
"US dollars", "U.S. dollars", "US$" or "USD"	United States dollars, the lawful currency of the United States
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Hong Kong Listing Rules
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules, and unless the context otherwise requires, refers to Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang, being the holders of the Class A Ordinary Shares, entitled to weighted voting rights
"WVR Structure"	has the meaning ascribed to it under the Hong Kong Listing Rules
"%"	per cent